

2002

ANNUAL REPORT

your partners
in success

First Merchants Corporation

The photo on the cover and title page was taken at the First Merchants Corporation *Mega Conference* on October 14, 2002.
The event brought together all employees of the Corporation for a day-long program of training, sharing and partnership building.
Photography by Andy Oehler

your partners

First Merchants Corporation



OUR MISSION

First Merchants Corporation will be the financial institution of choice in its coverage markets for banking, trust and insurance services.

CORPORATE VALUES

CLIENT

- *Producing client satisfaction through delivering quality products and superior quality service*

SERVICE

- *Providing employees with growth opportunities for personal achievement and career satisfaction*

COMES

- *Achieving a superior return on our shareholders' investment*

FIRST

We will take the "Extra Step" to recognize client needs, to exercise initiative in developing sales and service opportunities and to service client needs in a personal, reliable and professional manner.

OUR OPERATING PHILOSOPHY

To achieve our mission, we seek to implement five objectives which define the way we conduct our business.

We strive to be:

- **Client-Focused...**
  placing our clients' needs and superior client service as our highest priority;
- **Value-Driven...**
  providing products and services of high value at competitively fair prices;
- **Plan-Disciplined...**
  achieving market initiative and superior financial results through planning;
- **Committed to Recruiting & Retaining Achievers...**
  creating an environment of personal growth, trust and team work which encourages and allows all of our employees to reach their highest level of achievement;
- **Decisive Leaders...**
  doing the right things in all that we do, communicating our position and acting on it.

financial highlights

(table dollar amounts in thousands, except per share data)

	2002	2001
at year end		
Total Assets	$2,678,687	$1,787,035
Stockholders' Equity	261,129	179,128
Total Loans	2,025,922	1,359,893
Securities	342,062	240,322
Total Deposits	2,036,688	1,421,251
Trust Accounts at Market Value (not included in banking assets)	1,332,723	1,374,026
for the year		
Interest Income	$ 146,682	$ 120,435
Interest Expense	53,759	56,074
Net Interest Income	92,923	64,361
Total Other Income	27,077	18,543
Total Other Expenses	71,009	45,195
Net Income	27,836	22,209
per share [(1)]		
Basic Net Income	$ 1.79	$ 1.71
Diluted Net Income	1.77	1.69
Cash Earnings [(2)]	1.80	1.77
Cash Dividends	.90	.88
Book Value	16.00	13.46
Market Value (Dec. 31 Bid Price)	22.75	22.87
averages during the year		
Total Assets	$2,406,251	$1,689,694
Total Loans	1,842,429	1,270,555
Securities	314,409	292,901
Total Deposits	1,857,053	1,331,631

[(1)] *Restated for a five percent (5%) stock dividend distributed September 2002.*
[(2)] *Diluted Net Income plus amortization of purchase accounting adjustments and goodwill.*

diluted net income per share [(1)]
(in dollars)


1.34
1.43
1.58
1.69
1.77
98
99
00
01
02

return on average equity
(percent)


12.09
12.75
14.10
13.36
11.72
98
99
00
01
02

average assets
(in millions of dollars)


1,234.2
1,397.2
1,532.7
1,689.7
2,406.3
98
99
00
01
02



a commitment to partnership

In 2002, First Merchants Corporation achieved its 27th consecutive year of increased earnings, a record matched by only two dozen U.S. publicly traded companies.

During the last half of 2002, we initiated the process of combining our trust and investment services into a single stand-alone company. Through this unification the new entity... Merchants Trust Company... became one of the largest trust companies in Indiana.

To Our Shareholders:

In times of economic, political and corporate governance uncertainty, it is gratifying to report to our shareholders another year of successful performance.

In 2002, First Merchants Corporation achieved its 27th consecutive year of increased earnings, a record matched by only two dozen U.S. publicly traded companies. This is an unusual level of accomplishment given the volatility in our economy over the last two years. We attribute our success to our relationship with our clients, the ability to affiliate with quality community banks in our Corporation, and a continuing commitment toward achievement demonstrated by our staff.

27th consecutive year of earnings growth

Our corporate earnings grew to $27.8 million in 2002. Our earnings per share were $1.77. These earnings were achieved from an asset base of $2.7 billion, a 49.9% increase over last year. Our earnings represent a 1.16% return on assets, which compares favorably to our industry peer group. First Merchants Corporation has achieved quality performance for many years, as our earnings history attests.

loan growth

First Merchants Corporation again experienced robust growth in its loan portfolio. Commercial loans increased by 34.7%. Mortgage lending, fueled by low interest rates and demand for new housing, grew by 37.2%; mortgage origination revenues increased by 38.6% to $1.7 million. Commercial, residential and consumer lending continued to be driven by our commitment to regional economic development and support of the communities we serve.

trust & investment growth

The Trust & Investment Divisions of our banks continue to be significant contributors to First Merchant Corporation's earnings. Despite the travails of the public securities markets, total revenue produced by these activities amounted to $6.25 million.

During the last half of 2002, we initiated the process of combining our trust and investment services into a single stand-alone company. With the full support of the regulators, this initiative culminated in the formation of the Merchants Trust Company on January 1, 2003. This wholly owned subsidiary of the Corporation will continue its delivery of high-quality services to our many clients as well as expand our presence into other attractive venues.

insurance services

First Merchants Corporation is a majority member in the Indiana Title Insurance Company, with two other banking partners. In its first year of operations under this structure, Indiana Title Insurance Company added $912,000 in revenue while providing invaluable additional service to our lending programs.

First Merchants Insurance Services, our property casualty and health care insurance agency, continued to produce positive results in spite of a difficult insurance market. They acquired the Stephenson Agency in Madison County in August, and will likely see future additions in coming months.

acquisitions of 2002

First Merchants Corporation continued its commitment to growth in 2002, through affiliation with community banks in attractive markets. Our merger with Lafayette Bancorp was completed April 1, 2002. This addition was our largest to date and added $770 million to our asset base.

In connection with this transaction, we successfully distributed in a public offering $53 million of Trust Preferred Securities. This issue of 8.75%, 30-year preferred securities was eagerly absorbed by the market and has traded at a premium since its debut under the symbol FRMEP.

In August 2002, we were especially pleased to announce a definitive agreement to bring Commerce National Bancorp into the First Merchants family. Commerce National Bancorp represents our first opportunity outside the State of Indiana, and positions the Corporation positively to develop the affluent markets of Columbus, Ohio, and its suburbs. This transaction is expected to close in early 2003 and will add approximately $320 million to our assets.

the structure of our business

First Merchants Corporation operates under a multi-charter business model, meaning that each affiliate bank retains its own charter, either Federal or State.

Each *bank*, the emphasis on individual bank, must undergo routine regulatory review of its assets and asset quality, capital adequacy, internal operating controls, liquidity, and management soundness. Each bank must stand on its own safety and soundness. First Merchants Corporation is only as strong as its partner banks and through this structure is able to assure its investors of an exceedingly high standard of oversight and financial stability.

continued


a commitment to growth
Our commitment to growth through affiliation with community banks in attractive markets continued in 2002 with...
the completion of our merger with LAFAYETTE BANCORP and
a definitive agreement to bring COMMERCE NATIONAL BANCORP into the First Merchants Family representing our first opportunity outside the state of Indiana and putting the Corporation into position to develop the affluent markets of Columbus, Ohio, and its suburbs.


a commitment
to excellence
The success that
First Merchants Corporation
has achieved is due to a
commitment to excellence
and a lot of hard work.
This commitment is the
foundation of our success.

sarbanes-oxley

In August 2002, Congress passed the Sarbanes-Oxley Act to improve corporate governance and accountability, in the wake of the numerous business scandals that had shaken the markets and investor confidence. First Merchants Corporation has practiced many of the newly required provisions *before* the scandals occurred and before this legislation. For instance, Sarbanes-Oxley prohibits personal loans to executives. First Merchants Corporation has adhered to this provision of the 30-year-old Federal Reserve Regulation "O" in all its dealings with executives, directors and insiders. Sarbanes-Oxley mandates independence of auditors and director committees. First Merchants has consistently balanced its internal audit program with independent external audit firms that have no conflicting engagements with the firm. Its internal audit, compensation and nominating committees have been comprised of non-executive outside directors.

First Merchants Corporation has a historical commitment to the security and safety of client monies, and to the monies of its investors. First Merchants Corporation will continue to be in the forefront of sound governance and management oversight to reinforce the security and safety of all our partners.

human capital

Most importantly, First Merchants Corporation focuses on the human side of our business. We provide our employees with a high level of training, as exemplified by our *Corporate Mega Conference*, shown on the cover of this report, in which *all* employees received training in corporate systems and operations. We assembled nearly 1,100 employees in Muncie to engage in training, team building and corporate stewardship exercises. Through this and other regular meetings, our community affiliate strategies, operational efficiencies, and sales systems can be easily introduced and implemented with any new partner.

The success that First Merchants Corporation has achieved is due to our commitment to excellence and a lot of hard work. Our directors, senior management, and employees have reinforced our commitment to the client and the shareholder. This commitment is the foundation of our success.

Sincerely,

Michael L. Cox
President and Chief Executive Officer

your partners in success

2002

ANNUAL REPORT



No man is an island entire of itself, every man is a piece of the continent, a part of the main. — *John Donne*

Success is rarely accomplished alone. Commitment, collaboration and cooperation of a resolute team is essential. At First Merchants Corporation, the efforts of literally thousands of people have joined together to create our record of solid achievement.

We know that we succeed when others succeed. Partnerships with each of our affiliate banks, combined with a longstanding commitment to community partnership were critical factors contributing to the Corporation's positive record for 2002.

First Merchants Corporation



lafayette bank & trust...our largest merger to date

Partnerships often create expanded markets for their participating organizations, including a wider geographic reach and/or access to new segments of an established market.

Lafayette Bank & Trust, a high-performing bank in a vibrant market, is the latest addition to the First Merchants Corporation family of Community Banks. The merger was completed on April 1, 2002, making this strong, strategic business partner First Merchants Corporation's largest merger to date.

Lafayette Bank & Trust Company first opened its doors on May 1, 1899, in downtown Lafayette, as a state-chartered Community Bank under the name of Lafayette Loan & Trust.

Lafayette is a community with a population of approximately 150,000 and a labor force of 100,000, drawing from neighboring counties. Lafayette was named the top city in Indiana in which to reside and was also named "Community of the Year" by the Indiana Chamber of Commerce in 2001. *Money* magazine ranked Lafayette number two on its June 1998 listing of the top Midwest small cities in the United States in which to live. This poll examined health care facilities, crime rates, the economy, housing, education, transit, weather, leisure and the arts, proving once again that Lafayette is a great place. Lafayette has also been listed 21st of 300 in the ranking of industry friendly communities in *Industry Week*.



Tippecanoe County has one of the lowest rates of unemployment in Indiana. Approximately four percent of the population work in more than 100 manufacturing plants, such as Suburu-Izuzu, Wabash National, Caterpillar, Eli Lilly and Alcoa, to name a few. Lafayette is also home to other significant employers of educational, governmental and professional services. Its sister city, West Lafayette, is home to Purdue University, with 12,000 faculty and staff and 38,000 students.

Lafayette Bank & Trust has twenty offices in four counties – Tippecanoe, White, Jasper, and Carroll with assets of $762 million. As the financial leader in its area with 24% of the region's total deposits, it also ranked at the top of a recent survey by the *Journal & Courier,* which asked respondents what institution first came to mind for financial services. Since its beginnings more than a century ago, Lafayette Bank & Trust has provided trust services for residents and public entities, currently managing assets in excess of $300 million. Lafayette Bank & Trust has long been the leader in mortgage loans in its markets. Its senior mortgage lender was featured in the *Mortgage Bankers* magazine, which ranked him fifth of the "Top 50 Mortgage Bankers" in the country.

Over the years, the Bank has made two major acquisitions. In 1988, it purchased the Bank of Reynolds in White County, with assets totaling over $55 million. In 1999, it acquired, from Bank One, three branches in Jasper County with deposits totaling $118 million. In 1995, it took the initiative and entered in-store banking and opened its first full-service branch inside Payless Supermarket stores. It has since partnered with Wal-Mart, increasing its in-store branches to four and extending its full-service hours to 70 per week. With the acquisition of Lafayette Bank & Trust, the First Merchants Corporate footprint now extends into northwest Indiana, an attractive market which is home to many Chicago commuters who appreciate the more affordable lifestyle.



Partnerships offer

expanded resources.

Partners have easier,

more convenient access

to important specialized

resources such as expertise,

space, technology and materials.



merchants trust company unites wealth management services

At the end of 2002, First Merchants Corporation announced the formation of Merchants Trust Company, a wholly owned subsidiary of First Merchants Corporation. The new company unites the trust and asset management services of all affiliate banks of the Corporation and represents one of the largest trust companies in the state of Indiana, with assets in excess of $1.3 billion.

First Merchants Corporation President and CEO, Michael Cox, said, "In forming Merchants Trust Company, we remain true to our commitment of partnering with local community banks to provide the personal service that our customers desire. The efficiencies gained in combining our trust services will give us greater resources in investment management, estate planning, retirement plan services, and state-of-the-art operating systems."

Headquarters for the Company will be in Muncie, Indiana, with trust offices in Muncie, Lafayette and Portland. Future expansion plans call for additional trust offices in Indianapolis and other markets where retail banking relationships currently exist.

Local senior management and trust administrators will continue to provide the hands-on, personal service to our trust and investment clients that they have come to enjoy. Our combined resources will allow us to expand our services, making our local trust offices the premier provider in each community First Merchants Corporation serves.

Merchants Trust Company provides a full range of trust and investment services for individuals, families, businesses, and not-for-profit organizations. In addition, the Company specializes in turn-key retirement plans, including pension plans, profit sharing, 401(k) and 403(b) plans, cross-tested plans, and cash balance plans.



new insurance partnership offers expanded options

In October, First Merchants Insurance Services merged with Pendleton Insurance Company. Pendleton Insurance has been a part of its community since 1872. The new partnership will allow First Merchants Insurance Services to write insurance policies through more companies, providing more options for the consumer. First Merchants Insurance represents more than two dozen A+ rated insurance companies providing a comprehensive line of insurance plans for both personal and commercial needs.



mega conference...

where all FMC employees come together

Partnerships offer their participants a sense of interdependence. *They offer both connections and community.*

On October 14, 2002, the employees of First Merchants Corporation and its affiliate banks gathered at the Horizon Center in Muncie for a day of sharing and learning.

The *FMC Mega Conference* was designed to communicate First Merchants Corporation's vision and to clarify the services provided to the affiliate banks by corporate employees. Michael L. Cox, president and CEO, started the day with an opening address to all employees. The day's break-out sessions included presentations from compliance, finance, trust, human resources, sales and marketing, operations and technology, First Merchants Insurance Services and the Indiana Title Insurance Company.

Throughout the day, employees were able to put faces on the names of Corporation staff and meet fellow colleagues from the affiliate banks. It is a corporate goal to provide opportunities for affiliate employees to interact with and learn from other affiliates as well as recognize the resources that can be accessed for support and assistance. Employees were also given opportunities to submit questions to their own presidents, as the day concluded with an "Ask Your CEO Session."



Partnership is an active relationship based on

recognition of a common interest

to secure the competitiveness, visibility

and prosperity of the enterprise.



committed to partnership...

now and into the future

The many partnerships between First Merchants Corporation, its nine affiliate banks, and the businesses and individuals in each community the Corporation serves have led us to the successes we have achieved throughout the years. It is also these very same relationships and the new partnerships yet to be formed that will all be responsible for helping elevate First Merchants Corporation to the next level. We continue to be humbled by the incredible support of everyone in the First Merchants Corporation family, from shareholders to employees and financial service customers in every market we serve. We look forward to further growth and expansion for all areas of the Corporation including each affiliate bank, First Merchants Insurance Services, Indiana Title Insurance Company, and Merchants Trust Company. With the continued commitment of our more than one thousand employees, we will stay focused on our mission.

2002

THE YEAR IN REVIEW

partnering with the media

All forms of the media play an important role in communicating the message of First Merchants Corporation. This timeline presents 2002 public announcements provided to the Corporation's numerous media outlets, shareholders, affiliate banks and the communities they serve.

JANUARY

26th consecutive increase in earnings per share

First Merchants Corporation has reported that 2001 cash-basis diluted earnings per share increased 7.5% to $1.86, up from $1.73 in the prior year. First Merchants' common stock continued to receive an A+ rating from Standard and Poor's. President and CEO Michael Cox noted that, "the rating reflects our consistent record of earnings growth and dividend increases, and results from our operating philosophy, which emphasizes balanced attention to efficiency, growth and asset quality."

Given the competitive financial environment and the many choices the consumers have, continuous achievements like this could not happen without the commitment of each affiliate bank to the mission, goals and objectives of the Corporation.

APRIL

merger with lafayette bank & trust company

First Merchants Corporation successfully completed its previously announced merger with Lafayette Bancorp. Lafayette Bank & Trust Company has become the second largest affiliate of First Merchants Corporation. Mr. Cox remarked,"Lafayette Bank & Trust has a long history of excellent performance. It is the largest community banking organization in a very attractive growth market area. Bringing Lafayette Bank & Trust into the First Merchants family results in a natural extension of our company's geographic reach, and we are extremely pleased to have such an exemplary partner."



27.50
27.25
27.00
26.75
26.50
26.25
26.00
25.75
M J J A S O N D J

APRIL

first merchants issues $53 million in trust preferred securities

First Merchants Corporation issued Trust Preferred Securities totaling $53 million to generate proceeds to pay the cash election portion of the Lafayette Bancorp merger. The 30-year instrument was issued at $25 per share (FRMEP). The stock has since traded at a premium as indicated by the chart to the left.

JULY

10.9% increase in earnings per share

First Merchants Corporation reported that second quarter 2002 diluted earnings per share increased 10.9% to $.51, up from $.46 in prior year. Net income increased $2,366,000, or 42.5% from $5,574,000 to $7,940,000 during the same period. A sizeable balance sheet growth, primarily attributable to the acquisitions of Francor Financial, Inc. (Frances Slocum Bank) and Lafayette Bancorp, combined with continuing increases in earnings per share illustrates that mergers and acquisitions are a core competency. That improved net interest margin, during this record low interest rate environment, has been aided by increasing non-maturity deposits, as customers appear to be placing money in safer and more liquid investments.

AUGUST

20th consecutive annual dividend increase

Twenty consecutive annual dividend increases reflects the Corporation's operating performance and its mission of providing consistent returns to its shareholders.

AUGUST

first merchants corporation and cnbc agree to merge

First Merchants ($2.7 billion) and Commerce National Bancorp ($320 million) will have combined assets of $3 billion. Upon completion of the merger, Commerce National Bank, CNBC's subsidiary, will continue to operate as a growing commercial banking entity in the greater Columbus, Ohio, market. Thomas McAuliffe will continue as its Chief Executive Officer and John Romelfanger will continue as Chief Operating Officer, and its 16-member Board of Directors will remain intact.

OCTOBER

first merchants announces 9.1% increase in earnings per share

Continued strong net interest margin helped fuel third quarter earnings in a time of declining economic conditions and financial markets.

investor summary | corporate review

2002

ANNUAL REPORT



2002 = 27 YEARS OF CONSECUTIVE EARNINGS GROWTH

a record matched by only two dozen U.S. publicly traded companies

First Merchants Corporation common stock continues to receive an "A+" rating from Standard and Poor's.

First Merchants Corporation

five-year summary
OF SELECTED FINANCIAL DATA
(in thousands, except share data)

	2002	2001	2000	1999	1998
operations					
Net Interest Income					
Fully Taxable Equivalent (FTE) Basis	$ 96,599	$ 66,806	$ 58,619	$ 56,513	$ 52,463
Less Tax Equivalent Adjustment	3,676	2,445	2,637	2,948	2,767
Net Interest Income	92,923	64,361	55,982	53,565	49,696
Provision for Loan Losses	7,174	3,576	2,625	2,241	2,372
Net Interest Income					
After Provision for Loan Losses	85,749	60,785	53,357	51,324	47,324
Total Other Income	27,077	18,543	16,634	14,573	12,880
Total Other Expenses	71,009	45,195	40,083	36,710	32,741
Income Before Income Tax Expense	41,817	34,133	29,908	29,187	27,463
Income Tax Expense	13,981	11,924	9,968	10,099	9,556
Net Income	$ 27,836	$ 22,209	$ 19,940	$ 19,088	$ 17,907
per share data [1]					
Basic Net Income	$ 1.79	$ 1.71	$ 1.59	$ 1.44	$ 1.36
Diluted Net Income	1.77	1.69	1.58	1.43	1.34
Cash Dividends Paid [2]	.90	.88	.82	.76	.70
December 31 Book Value	16.00	13.46	12.19	10.48	11.66
December 31 Market Value (Bid Price)	22.75	22.87	20.52	23.18	23.58
average balances					
Total Assets	$2,406,251	$1,689,694	$1,532,691	$1,397,230	$1,254,223
Total Loans	1,842,429	1,270,555	1,104,013	935,716	870,317
Total Deposits	1,857,053	1,331,631	1,209,015	1,073,074	1,016,629
Securities Sold Under Repurchase Agreements					
(long-term portion)	66,535	44,394	53,309	56,181	34,900
Total Federal Home Loan Bank Advances	155,387	103,941	80,008	57,062	30,742
Total Stockholders' Equity	237,575	166,232	141,446	149,727	148,052
year-end balances					
Total Assets	$2,678,687	$1,787,035	$1,621,063	$1,474,048	$1,362,527
Total Loans	2,025,922	1,359,893	1,175,586	998,956	891,132
Total Deposits	2,036,688	1,421,251	1,288,299	1,147,203	1,085,952
Securities Sold Under Repurchase Agreements					
(long-term portion)	23,632	32,500	32,500	35,000	28,000
Total Federal Home Loan Bank Advances	184,677	103,499	93,182	73,514	47,068
Total Stockholders' Equity	261,129	179,128	156,063	126,296	153,891
financial ratios					
Return on Average Assets	1.16%	1.31%	1.30%	1.37%	1.43%
Return on Average Stockholders' Equity	11.72	13.36	14.10	12.75	12.09
Average Earning Assets to Total Assets	91.38	93.29	94.85	94.77	94.80
Allowance for Loan Losses as % of Total Loans	1.11	1.11	1.06	1.01	1.03
Dividend Payout Ratio	50.85	52.07	51.90	53.15	52.24
Average Stockholders' Equity to Average Assets	9.87	9.84	9.23	10.72	11.80
Tax Equivalent Yield on Earning Assets [3]	6.83	7.80	8.19	7.81	8.15
Cost of Supporting Liabilities	2.44	3.56	4.16	3.54	3.74
Net Interest Margin on Earning Assets	4.39	4.24	4.03	4.27	4.41

(1) Restated for all stock dividends and stock splits.
(2) Dividends per share is for First Merchants Corporation only, not restated for pooling transactions.
(3) Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.



1 9 7 5 | 2 0 0 2
27 years of consecutive earnings growth
2002
$27,836,000
1975
$1,537,000



investor summary

TRADING HISTORY

Listed on NASDAQ/NMS on June 20, 1989

Trading Symbol: FRME

2002 Stock Price Range:

High $28.75

Low $20.95

Current bid price as of 12/31/02: $22.75

2002 NASDAQ Trading Volume: 5,770,610 shares

December 31, 2002 Shares outstanding: 16,322,748

stock performance

A purchase of 100 shares in September 1982, when the holding company was organized, would have cost $4,200. Through three 2-for-1 stock splits, three 3-for-2 splits, and two five percent (5%) stock dividends, the number of shares held as of December 31, 2002, would be approximately 2,977 with a market value of $67,726. In addition, dividends in the amount of $26,627 would have been paid on the initial investment of $4,200.



Initial Investment (9-82) $4,200
Dividends Received (through 12-31-02) $26,627
Market Value (bid) $67,726

return on assets



1.30%
1.32%
1.31%
1.11%
1.16%
1.18%
00
01
02

return on equity



14.10%
14.60%
13.36%
13.79%
11.72%
14.25%
00
01
02

efficiency ratio

(indicates the cost to produce a dollar of revenue)



53.2
55.1
52.9
57.8
57.7
57.8
00
01
02

loan losses

(as a percent of average loans)



.06
.18
.23
.24
.37
.28
00
01
02

☐ First Merchants ☐ SNL Securities Peer Group [1]

[1] Bank holding companies with assets from $1 billion to $5 billion. 2002 peer data reflects results through September 30, 2002.



stock & dividend information

price per share

quarter	high		low		dividends declared	
	2002	2001	2002	2001	2002	2001
first quarter	$25.76	$22.90	$20.95	$18.99	$.22	$.22
second quarter	28.71	21.70	24.29	19.72	.22	.22
third quarter	28.75	23.57	21.43	19.96	.23	.22
fourth quarter	25.47	23.78	21.66	21.57	.23	.22

The table above lists per share prices and dividend payments during 2002 and 2001.
Prices are as reported by the National Association of Securities Dealers.
Automated Quotation – National Market System.
Numbers rounded to nearest cent when applicable.
Restated for a five percent (5%) stock dividend distributed September, 2002 and 2001.

general stockholder inquiries

Stockholders and interested investors may obtain information about the Corporation upon written request or by calling:

Mr. Brian A. Edwards
Shareholder Relations Officer
First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792
765.741.7278
1.800.262.4261 Ext. 7278
bedwards@firstmerchants.com

stock transfer agent & registrar

American Stock Transfer & Trust Company
59 Maiden Lane • First Floor
New York, New York 10038

market makers

The following firms make a market in First Merchants Corporation stock:

First Tennessee Securities
Geduld LLC
Keefe, Bruyette & Woods, Inc.
Knight Securities, L.P.
Herzog, Heine, Geduld, Inc.
Howe Barnes Investments, Inc.
Sandler O'Neill & Partners
NatCity Investments, Inc.
RBC Capital Markets
Spear, Leeds & Kellog
Stifel, Nicolaus & Company, Inc.

form 10-k & financial information

First Merchants Corporation, upon request and without charge, will furnish stockholders, security analysts and investors a copy of Form 10-K filed with the Securities and Exchange Commission.

Please contact:
Mr. Mark K. Hardwick
Senior Vice President
and Chief Financial Officer
First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792
765.751.1857
1.800.262.4261 Ext. 1857
mhardwick@firstmerchants.com

first merchants corporation
market area

2 0 0 2




JASPER
MIAMI
WABASH
ADAMS
WHITE
HOWARD
CARROLL
JAY
LAFAYETTE
DELAWARE
MADISON
RANDOLPH
HAMILTON
BOONE
HENRY
WAYNE
FAYETTE
UNION
BUTLER (Ohio)

First Merchants Corporation currently provides services through 70 banking centers located in Delaware, Adams, Boone, Carroll, Fayette, Hamilton, Henry, Howard, Jasper, Jay, Madison, Miami, Randolph, Tippecanoe, Wabash, Wayne, White and Union Counties in Indiana and Butler County in Ohio.

INDIANA

DELAWARE COUNTY (12)
Corporate Office • Muncie
Albany
Daleville
Eaton

ADAMS COUNTY(4)
Decatur

BOONE COUNTY (1)
Zionsville

CARROLL COUNTY (1)
Flora

FAYETTE COUNTY (3)
Connersville

HAMILTON COUNTY (5)
Carmel
Fishers
Noblesville
Westfield

HENRY COUNTY (3)
Middletown
Mooreland
Sulphur Springs

HOWARD COUNTY (1)
Kokomo

JASPER COUNTY (4)
Demotte
Remington
Rensselaer

JAY COUNTY (2)
Portland

MADISON COUNTY (9)
Anderson
Edgewood
Ingalls
Lapel
Markleville
Pendleton

MIAMI COUNTY (2)
Peru

RANDOLPH COUNTY (2)
Winchester

TIPPECANOE (11)
Lafayette
West Lafayette

UNION COUNTY (1)
Liberty

WABASH COUNTY (3)
North Manchester
Wabash

WAYNE COUNTY (1)
Richmond

WHITE COUNTY (4)
Brookston
Monticello
Reynolds

OHIO

BUTLER COUNTY (1)
Oxford

* ( ) Number of banking offices/county



corporate profile

first merchants corporation

Corporate Office
200 East Jackson Street
Muncie, Indiana 47305

765.747.1500

http://www.firstmerchants.com

annual meeting

The Annual Meeting of Stockholders of First Merchants Corporation will be held...

Thursday, April 10, 2003 • 3:30 pm

Horizon Convention Center
401 South High Street
Muncie, Indiana 47305



First Merchants Corporation is a financial holding company headquartered in Muncie, Indiana. It was organized in September 1982, as the bank holding company for the Merchants National Bank of Muncie, now First Merchants Bank, N.A. Since its organization, First Merchants Corporation has grown to include nine affiliate banks with 70 locations in 18 Indiana counties and one Ohio county, a multi-line insurance agency, a title insurance company and a trust company.

Subsidiaries of the Corporation include First Merchants Bank in Delaware, Hamilton and Boone Counties; Madison Community Bank in Madison County; First United Bank in Henry County; Union County National Bank in Union, Fayette, Wayne and Oxford (Ohio) Counties; The Randolph County Bank; First National Bank of Portland in Jay County; Decatur Bank & Trust Company in Adams County; Frances Slocum Bank in Wabash, Howard and Miami Counties; and Lafayette Bank & Trust Company in Carroll, Jasper, White and Tippecanoe Counties. The Corporation also operates First Merchants Insurance Services, a full-service property, casualty, personal lines, and health care insurer, headquartered in Muncie, Indiana, and is a majority owner of the Indiana Title Insurance Company, LLC, a title insurance agency.

Effective January 1, 2003, First Merchants Corporation formed Merchants Trust Company. This unites the trust and asset management services of all affiliate banks of the Corporation and represents one of the largest trust companies in the state of Indiana, with assets in excess of $1.3 billion. Merchants Trust Company provides a full range of trust and investment services for individuals, families, businesses, and not-for-profit organizations. In addition, Merchants Trust Company specializes in turn-key retirement plans, including pension plans, profit sharing, 401(k) and 403(b) plans, cross-tested plans, and cash balance plans.

For seven years, First Merchants Corporation has been listed among *America's Finest Companies*, an investment guide published by The Staton Institute. First Merchants continues to receive an A+ rating from Standard & Poor's for its common stock (NASDAQ symbol FRME) and Blue Ribbon status for all affiliate banks from independent bank-rating service Veribanc. At the end of 2002, First Merchants Corporation has accomplished 27 years of consecutive increased earnings.

First Merchants Corporation's operating philosophy is to be client-focused, value-driven, plan-disciplined, and managed for achievers from both an employee and shareholder perspective.

First Merchants Corporation

Stefan S. Anderson
Chairman of the Board

Robert M. Smitson
Vice Chairman of the Board
Maxon Corporation
Chairman of the Board

Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer

Roger M. Arwood
First Merchants Corporation
Executive Vice President
Chief Operating Officer

James F. Ault
Madison Community Bank
Chairman of the Board

Jerry M. Ault
Frances Slocum Bank
Chairman of the Board
President
Chief Executive Officer

Dennis A. Bieberich
Decatur Bank & Trust Company
President
Chief Executive Officer

Richard A. Boehning
Bennett, Boehning & Clary
Of Counsel

Frank A. Bracken, Esq.
Bingham McHale, LLP
Attorney
Retired

Dr. Blaine A. Brownell
Ball State University
President

Thomas B. Clark
Alltrista Corporation
Chairman of the Board
President
Chief Executive Officer
Retired

Barry J. Hudson
First National Bank
Chairman of the Board

Robert T. Jeffares
Great Lakes Chemical Corporation
Executive Vice President
Chief Financial Officer
Retired

Norman M. Johnson
Stein Roe & Farnham
Executive Vice President
Retired

George A. Sissel
Ball Corporation
Chairman of the Board
Retired

Dr. John E. Worthen
Ball State University
President
Retired

SECRETARY TO THE BOARD

Larry R. Helms
Senior Vice President
First Merchants Corporation

ASSISTANT SECRETARY TO THE BOARD

C. Ronald Hall
First Merchants Corporation
Vice President

First Merchants Bank, N.A.

Stefan S. Anderson
Chairman of the Board

Robert M. Smitson
Vice Chairman of the Board
Maxon Corporation
Chairman of the Board

Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer

Roger M. Arwood
First Merchants Corporation
Executive Vice President
Chief Operating Officer

Jack L. Demaree
First Merchants Bank
President
Chief Executive Officer

Ronald K. Fauquher
Ontario Corporation
Senior Vice President

Thomas K. Gardiner, MD, FACP
Cardinal Health System, Inc.
Executive Vice President

Suzanne L. Gresham, PhD
Comprehensive Mental
Health Services, Inc.
President
Chief Executive Officer
Retired

John W. Hartmeyer
Al Pete Meats, Inc.
President

Nelson W. Heinrichs
Centennial Packaging, Inc.
Chairman of the Board
Retired

Jon H. Moll
DeFur, Voran, Hanley,
Radcliff & Reed
Partner

Joseph E. Wilson
Muncie Power Products, Inc.
Chairman of the Board
Chief Executive Officer

SECRETARY TO THE BOARD

Cynthia G. Holaday
First Merchants Bank
Assistant Vice President
Executive Administrative Officer

CHAIRMAN EMERITUS

William P. Givens

DIRECTORS EMERITI

Clell W. Douglass
Hurley C. Goodall
Betty J. Kendall
Hamer D. Shafer

Indiana Title Insurance Company, LLC

Michael L. Cox
Chairman

James W. Smith
President

James W. Trulock
President

R. Donn Roberts
Director

Harry J. Bailey
Director

Decatur Bank & Trust Company

Philip H. Barger
Chairman of the Board
Barger Farms, Inc.

Dennis A. Bieberich
Decatur Bank & Trust Company
President
Chief Executive Officer

Kevan B. Biggs
Ideal Suburban Homes, Inc.
Vice President

Gregory A. Fleming
Fleming Excavating, Inc.
President

Mark Kaehr
R & K Incinerator, Inc.
President

Wayne M. Porter
Thunderbird Products
Vice President of Sales

John L. Schultz
Baker & Schultz, Inc.
President

First National Bank of Portland

Barry J. Hudson
Chairman of the Board

Robert G. Bell
First National Bank of Portland
President
Chief Executive Officer

Bradley K. Glentzer
Portland Motor Parts
Owner

Bonnie R. Maitlen, PhD
Training & Development
Specialist-Consultant

Reda Theurer-Miller
Youth Service Bureau of Jay County, Inc.
Chief Executive Officer

Greg A. Moser
Moser Engineering
President

Stephen R. Myron, MD
Preferred Medical Providers
President

Samuel P. Shoemaker
John Jay Center for Learning
Executive Director

Gary L. Whitenack
Whitenack Farm & Supply Co.
Farmer

First United Bank

Daniel R. Eichhorn, DVM
Chairman of the Board
Veterinarian

Ted S. Doles, MD
Physician

John M. Finnerty
First United Bank
President
Chief Executive Officer

David L. Keesling
Farmer

Mary Wisehart Phillips
Wisehart & Wisehart
Attorney

Richard A. Russell
Slick Engineering

Frances Slocum Bank

Jerry M. Ault
Chairman of the Board
Frances Slocum Bank
President
Chief Executive Officer

Richard T. Doermer
Growth Capital Company
President

John W. Forrester
Wabash Electric Supply, Inc.
President

Robert R. Halderman
Halderman Farm Management, Inc.
President

Arthur W. Jasen
B. Walter & Company
Executive Vice President
Walter Dimension Co.
President

Terry Agness
Ford Meter Box Co., Inc.
President
Retired

Charles R. Tiede
Tiede, Metz & Downs PC
Attorney

Lafayette Bank & Trust

Robert J. Weeder
Chairman of the Board

Tony S. Albrecht
President
Chief Executive Officer

Richard A. Boehning
Bennett, Boehning, & Clary
Of Counsel

Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer

Vernon N. Furrer
Self-employed Farmer

W. L. Hancock
Retired General Manager
PSI Energy, A CINERGY Company

Robert T. Jeffares
Executive Vice President
Chief Financial Officer
Great Lakes Chemical Corporation
Retired

Jeffrey L. Kessler
Stall & Kessler Diamond Center
Co-owner

Roy D. Meeks
Nelmeeks, Inc.
President

Eric P. Meister
GTE North, Inc.
Central Division Manager
Retired

DIRECTORS EMERITI

Gordon G. Beemer
Joseph A. Bonner
Charles E. Maki

Madison Community Bank

James F. Ault
Chairman of the Board
General Motors Corporation
Delco Remy Division
General Manager
Retired

George R. Likens
Vice Chairman of the Board
Farmer

Michael L. Baker
Madison Community Bank
President
Chief Executive Officer

Edward L. Foggs
Church of God
Minister-at-Large
Interchurch Relations

Donald E. Henderson
Farm Bureau Insurance
Retired

Jeffrey A. Jenness
Church of God
Executive Secretary & Treasurer
Board of Pension

Joseph R. Kilmer
Attorney at Law

C. David Kleinhenn
Kleinhenn Company
President

Herbert G. Likens
Farmer

G. Douglass Owens
Attorney at Law

Robert J. Pensec
Carbide Grinding Company
President

Eric R. Retrum, MD
Radiologist

Stephen D. Skaggs
Perfecto Tool & Engineering Co., Inc.
Vice President

Curtis L. Stephenson
Pendleton Insurance Company, Inc.

The Randolph County Bank

Michael D. Wickersham
Chairman of the Board
Wick's Pies, Inc.
President

Thomas E. Chalfant
Farmer

W. Scott Hawkins
Registered Representative
Lincoln Financial Advisors

Errol Klem
Klem Golf, Inc.
President

Martha A. Mathias
Frank Miller Lumber Co., Inc.
President
Chief Executive Officer

James A. Meinerding
The Randolph County Bank
President
Chief Executive Officer
Trust Officer

Union County National Bank

Norman M. Johnson
Chairman of the Board
Stein, Roe & Farnham
Executive Vice President
Retired

Norman Locke
Union County National Bank
President
Chief Executive Officer

Richard A. Daniels
McCullough-Hyde Memorial Hospital
President
Chief Executive Officer

Gerald S. Paul
Medreco, Inc.
President

Jan S. Williams
Williams, Keckler & Ratcliffe, LLC
Certified Public Accountant

Merchants Trust Company

Stefan S. Anderson
Chairman of the Board

Michael L. Cox
First Merchants Corporation
President
Chief Executive Officer

Roger M. Arwood
First Merchants Corporation
Executive Vice President
Chief Operating Officer

Jon H. Moll
Defur, Voran, Hanley, Radcliff, & Reed
Partner

First Merchants Insurance Services, Inc.

Michael L. Cox
Chairman
First Merchants Corporation
President
Chief Executive Officer

Dan M. VanTreese
President
Chief Executive Officer

Roger M. Arwood
First Merchants Corporation
Executive Vice President
Chief Operating Officer

Larry R. Helms
First Merchants Corporation
Senior Vice President

Mark K. Hardwick
Treasurer
First Merchants Corporation
Senior Vice President
Chief Financial Officer

First Merchants Reinsurance Co., LTD

Michael L. Cox
Chairman
First Merchants Corporation
President
Chief Executive Officer

Larry R. Helms
Vice President
Secretary
First Merchants Corporation
Senior Vice President

Mark K. Hardwick
Vice President
Treasurer
First Merchants Corporation
Senior Vice President
Chief Financial Officer

executive officers

First Merchants Corporation

Michael L. Cox
President
Chief Executive Officer

Roger M. Arwood
Executive Vice President
Chief Operating Officer

Robert R. Connors
Senior Vice President
Operations & Technology

Larry R. Helms
Senior Vice President
Administrative Services
& General Counsel

Mark K. Hardwick
Senior Vice President
Chief Financial Officer

senior officers

First Merchants Corporation

Michael R. Elston
First Vice President

Robert C. Rhoades
First Vice President

Brian A. Edwards
Vice President

Kimberly J. Ellington
Vice President

Karen J. Evens
Vice President

J. Marty Filogamo
Vice President

Stephan H. Fluhler
Vice President

Phillip W. Fortner
Vice President

Pamela S. Haager
Vice President

C. Ronald Hall
Vice President

Sondra A. Kaselonis
Vice President

Jeffrey B. Lorentson
Vice President

Gary D. Marshall
Vice President

Larry J. Moore
Vice President

Brenda G. Nivens
Vice President

Jennie A. Sobecki
Vice President

Mitzi K. Thomas
Vice President

Carol A. Lambert
Senior Staff Auditor

Jeffrey A. Whetstone
Accounting Manager

First Merchants Bank

Jack L. Demaree
President
Chief Executive Officer

Thomas E. Buczek
Senior Vice President

Chris B. Parker
First Vice President

Richard A. Byrd
Vice President

Merrill V. Clevenger
Vice President

Paul A. Fish
Vice President

Barry A. Grossman
Vice President

Patricia Hudson
Vice President

Julie M. Kern
Vice President

James A. Kerstiens
Vice President

Susan R. Laverty
Vice President

Stephen Moore
Vice President

Jeffrey M. Parsons
Vice President

Denby R. Turner
Vice President

Thomas E. Wiley
Vice President

Teresa D. Willman
Vice President

Brad C. Wise
Vice President

John A. Wood
Vice President

Merchants Trust Company

James L. Thrash
President
Chief Executive Officer

Karen T. Akin
Senior Vice President

Lawrence A. Anthrop
Senior Vice President

William J. Bittermann, Jr.
Senior Vice President

Mark A. Collison
Senior Vice President

David L. Forbes
Senior Vice President

Elke U. Baltimore
Vice President

J. Neal Barnum
Vice President

Terry L. Blaker
Vice President

Brent P. Brandon
Vice President

Richard L. Huffman
Vice President

Charles La Bolt
Vice President

John K. Mandeville
Vice President

Carol S. Merchand
Vice President

Sharon L. Powell
Vice President

N. Jane Smith
Vice President

Douglas M. Wehrman
Vice President

First Merchants Insurance Services

Dan M. Van Treese
President
Chief Executive Officer

Indiana Title Insurance Company

James Smith
Co-President

James Trulock
Co-President

Decatur Bank & Trust Company

Dennis A. Bieberich
President
Chief Executive Officer

David R. Lengerich
Vice President

Sharon K. Linder
Vice President

Rosalyn M. Neuenschwander
Vice President

First National Bank of Portland

Robert G. Bell
President
Chief Executive Officer

Richard L. Huffman
Executive Vice President
Chief Trust & Investment Officer

Duane D. Sautbine
Senior Vice President
Lending

Theresa T. Bollenbacher
Vice President
Lending Operations

Janice E. Ferrell
Vice President
Deposit Operations
Branch Administration

Carl F. Walker
Vice President
Lending

First United Bank

John M. Finnerty
President
Chief Executive Officer

Christopher J. Allen
Executive Vice President

Jean E. Real
Senior Vice President

Joyce D. Dick
Senior Vice President

Marjorie E. Phillips
Senior Vice President

Rebecca I. Black
Senior Vice President

Sue E. Goodman
Vice President

Brian A. Huff
Vice President

Richard W. Warner
Vice President

Frances Slocum Bank

Jerry M. Ault
President
Chief Executive Officer

Robert Engerski
Senior Vice President

Tony Millspaugh
Senior Vice President

Michael J. Weller
Senior Vice President

Sondra T. Kaselonis
Vice President

Lafayette Bank & Trust

Tony S. Albrecht
President
Chief Executive Officer

E. James Brisco, Jr.
Senior Vice President

Todd A. Burklow
Senior Vice President

Daniel J. Gick
Senior Vice President

Hal D. Job
Senior Vice President

G. Atlee Oyler
Senior Vice President

David F. Schrum
Senior Vice President

Charles E. Wise
Senior Vice President

Debora K. Banes
Vice President

Edward R. Boes
Vice President

David L. Chadwell
Vice President

Joe D. Coffing
Vice President

Cynthia K. Cox
Vice President

Ellen W. Curtiss
Vice President

Monty L. Edging
Vice President

Arthur D. Grisez
Vice President

Sherry L. Keith
Vice President

Jeffrey W. Love
Vice President

John K. Mandeville
Vice President

Claude P. Martin
Vice President

Mark W. Molter
Vice President

John T. Price
Vice President

Renee D. Reed
Vice President

Carol S. Rosentreter
Vice President

Malcolm E. Stair
Vice President

Michelle D. Turnpaugh
Vice President

Larry D. Wiley
Vice President

Madison Community Bank

Michael L. Baker
President
Chief Executive Officer

Michael E. Stephens
Senior Vice President

Daniel D. Cobb
Vice President

Richard K. Fulaytar
Vice President

MaryAnn Gardner
Vice President

Sherry Hazelbaker
Vice President

Kirk A. Klabunde
Vice President

John L. May
Vice President

Gretchen D. Patterson
Vice President

The Randolph County Bank

James A. Meinerding
President
Chief Executive Officer

Chad S. Guggenbiller
Vice President

Brian a. Edwards
Executive Vice President
Cashier

Rick D. Tudor
Vice President

Union County National Bank

Norman Locke
President
Chief Executive Officer

Diane M. Bolser
Executive Vice President

Dale A. Cummins
Executive Vice President

Kurt A. Kinzler
Senior Vice President

Kyle D. Clark
Vice President

Lee M. Elzemeyer
Vice President

First Merchants Corporation

your partners in success



2002

ANNUAL REPORT



2002 = 27 YEARS OF CONSECUTIVE EARNINGS GROWTH

a record matched by only two dozen

U.S. publicly traded companies

First Merchants Corporation

common stock continues

to receive an "A+" rating

from Standard and Poor's.

First Merchants Corporation

Financial Review

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands, except share data)	2002	2001	2000	1999	1998
Operations (4)					
Net Interest Income					
Fully Taxable Equivalent (FTE) Basis	$ 96,599	$ 66,806	$ 58,619	$ 56,513	$ 52,463
Less Tax Equivalent Adjustment	3,676	2,445	2,637	2,948	2,767
Net Interest Income	92,923	64,361	55,982	53,565	49,696
Provision for Loan Losses	7,174	3,576	2,625	2,241	2,372
Net Interest Income After Provision for Loan Losses	85,749	60,785	53,357	51,324	47,324
Total Other Income	27,077	18,543	16,634	14,573	12,880
Total Other Expenses	71,009	45,195	40,083	36,710	32,741
Income Before Income Tax Expense	41,817	34,133	29,908	29,187	27,463
Income Tax Expense	13,981	11,924	9,968	10,099	9,556
Net Income	$ 27,836	$ 22,209	$ 19,940	$ 19,088	$ 17,907
Per share data (1)(4)					
Basic Net Income	$ 1.79	$ 1.71	$ 1.59	$ 1.44	$ 1.36
Diluted Net Income	1.77	1.69	1.58	1.43	1.34
Cash Dividends Paid (2)	.90	.88	.82	.76	.70
December 31 Book Value	16.00	13.46	12.19	10.48	11.66
December 31 Market Value (Bid Price)	22.75	22.87	20.52	23.18	23.58
Average balances (4)					
Total Assets	$2,406,251	$1,689,694	$1,532,691	$1,397,230	$1,254,223
Total Loans	1,842,429	1,270,555	1,104,013	935,716	870,317
Total Deposits	1,857,053	1,331,631	1,209,015	1,073,074	1,016,629
Securities Sold Under Repurchase Agreements (long-term portion)	66,535	44,394	53,309	56,181	34,900
Total Federal Home Loan Bank Advances	155,387	103,941	80,008	57,062	30,742
Total Trust Preferred Securities	37,379				
Total Stockholders' Equity	237,575	166,232	141,446	149,727	148,052
Year-end balances (4)					
Total Assets	$2,678,687	$1,787,035	$1,621,063	$1,474,048	$1,362,527
Total Loans	2,025,922	1,359,893	1,175,586	998,956	891,132
Total Deposits	2,036,688	1,421,251	1,288,299	1,147,203	1,085,952
Securities Sold Under Repurchase Agreements (long-term portion)	23,632	32,500	32,500	35,000	28,000
Total Federal Home Loan Bank Advances	184,677	103,499	93,182	73,514	47,068
Total Trust Preferred Securities	53,188				
Total Stockholders' Equity	261,129	179,128	156,063	126,296	153,891
Financial ratios (4)					
Return on Average Assets	1.16%	1.31%	1.30%	1.37%	1.43%
Return on Average Stockholders' Equity	11.72	13.36	14.10	12.75	12.09
Average Earning Assets to Total Assets	91.38	93.29	94.85	94.77	94.80
Allowance for Loan Losses as % of Total Loans	1.11	1.11	1.06	1.01	1.03
Dividend Payout Ratio	50.85	52.07	51.90	53.15	52.24
Average Stockholders' Equity to Average Assets	9.87	9.84	9.23	10.72	11.80
Tax Equivalent Yield on Earning Assets (3)	6.83	7.80	8.19	7.81	8.15
Cost of Supporting Liabilities	2.44	3.56	4.16	3.54	3.74
Net Interest Margin on Earning Assets	4.39	4.24	4.03	4.27	4.41

(1) Restated for all stock dividends and stock splits.

(2) Dividends per share is for First Merchants Corporation only, not restated for pooling transactions.

(3) Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.

(4) Business combinations that affect the comparability of this information are discussed in Note 2 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Corporation's financial data has been restated for all mergers accounted for as pooling of interests.

FORWARD-LOOKING STATEMENTS

The Corporation from time to time includes forward-looking statements in its oral and written communication. The Corporation may include forward-looking statements in filings with the Securities and Exchange Commission, such as Form 10-K and Form 10-Q, in other written materials and in oral statements made by senior management to analysts, investors, representatives of the media and others. The Corporation intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and the Corporation is including this statement for purposes of these safe harbor provisions. Forward-looking statements can often be identified by the use of words like "estimate," "project," "intend," "anticipate," "expect" and similar expressions. These forward-looking statements include:

* statements of the Corporation's goals, intentions and expectations;
* statements regarding the Corporation's business plan and growth strategies;
* statements regarding the asset quality of the Corporation's loan and investment portfolios; and
* estimates of the Corporation's risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors which could affect the actual outcome of future events:

* fluctuations in market rates of interest and loan and deposit pricing, which could negatively affect the Corporation's net interest margin, asset valuations and expense expectations;
* adverse changes in the Indiana economy, which might affect the Corporation's business prospects and could cause credit-related losses and expenses;
* adverse developments in the Corporation's loan and investment portfolios;
* competitive factors in the banking industry, such as the trend towards consolidation in the Corporation's market; and
* changes in the banking legislation or the regulatory requirements of federal and state agencies applicable to bank holding companies and banks like the Corporation's affiliate banks.

Because of these and other uncertainties, the Corporation's actual future results may be materially different from the results indicated by these forward- looking statements. In addition, the Corporation's past results of operations do not necessarily indicate its future results.

CRITICAL ACCOUNTING POLICIES

Certain policies are important to the portrayal of the Corporation's financial condition, since they require management to make difficult, complex or subjective judgements, some of which relate to matters that are inherently uncertain. Management believes that its critical accounting policies are those that involve the determination of the allowance for loan losses ("ALL").

The ALL is a significant estimate that can and does change based on management's assumptions about specific borrowers and applicable economic and environmental conditions, among other factors. The ALL is maintained to absorb losses inherent in the loan portfolio and is based on ongoing, quarterly assessments of the probable losses inherent in the loan portfolio. The ALL is increased by the provision for loan losses, which is charged against current operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Corporation's methodology for assessing the appropriateness of the ALL consists of three key elements - the determination of the appropriate reserves for specifically identified loans, historical losses, and environmental or qualitative factors.

Specific allowances are established in those instances where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred. The loans that are reviewed for specific allowances are generally those internally classified as substandard, doubtful or loss, including nonaccrual loans, loans in the process of foreclosure and certain loans past due 90 days or more and still accruing interest. Additionally, management also specifically reviews any other loan with a significant loss exposure.

The Corporation's five-year average historical loss experience is used to estimate an appropriate allowance for those loans not individually reviewed. The historical loss experience is determined for each type of loan in the portfolio.

There are certain inherent risks in the Corporation's loan portfolio; accordingly, the Corporation includes certain environmental or qualitative factors in its determination of the adequacy of the allowance for loan losses. These factors include national and local economic conditions that could have an impact of the credit quality of the loan portfolio, lending policies and procedures, portfolio size and composition, delinquency and non-performing loan trends, lending management and staff, loan review systems and procedures, concentration of credit, among other factors. The evaluation of the inherent loss with respect to these factors is subject to a higher degree of uncertainty because they are not identified with specific credits.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net income for the year 2002 reached $27,836,000, up from $22,209,000 in 2001. The $5,627,000 increase is attributable to several factors, including the April 1, 2002 acquisition of Lafayette Bank and Trust Company ("Lafayette"), improved net interest margin and the elimination of goodwill amortization. However, these factors were mitigated by increased provision for loan losses and increased other expenses. These factors and others are discussed within the respective sections of Management's Discussion & Analysis of Financial Condition and Results of Operations. Diluted earnings per share totaled $1.77, a 4.7% increase over $1.69 reported for 2001. In 2002, First Merchants Corporation ("Corporation") recorded the twenty-seventh consecutive year of improvement in net income on both an aggregate and per share basis.

Net income for the year 2001 reached $22,209,000 up from $19,940,000 in 2000. The $2,269,000 increase is attributable to several factors, including the July 1, 2001 acquisition of Frances Slocum Bank and Trust Company and improved net interest margin; however, these factors were mitigated by increased other expenses. These factors and others are discussed within the respective sections of Management's Discussion & Analysis of Financial Condition and Results of Operations. Diluted earnings per share totaled $1.69, a 7.0% increase over $1.58 reported for 2000.

Return on equity was 11.72 percent in 2002, as compared to the 2001 and 2000 figures of 13.36 percent and 14.10 percent.

Return on assets was 1.16 percent in 2002, 1.31 percent in 2001 and 1.30 percent in 2000.

The declines in return on equity and return on assets during 2002 are primarily due to increased provision for loan losses, which is discussed in the Asset Quality/Provision for Loan Losses section of Management's Discussion & Analysis of Financial Condition and Results of Operations.

CAPITAL

The Corporation's capital strength continues to exceed regulatory minimums and management believes that its capital levels continue to be a distinct advantage in the competitive environment in which the Corporation operates.

Tier I capital consists primarily of common stockholders' equity and trust preferred securities, less nonqualifying intangible assets and unrealized net securities gains. The Corporation's Tier I capital to average assets ratio was 7.92 percent and 8.7 percent at December 31, 2002 and 2001, respectively. In addition, at December 31, 2002, the Corporation had a Tier I risk-based capital ratio of 10.06 percent and total risk-based capital ratio of 11.17 percent. Regulatory capital guidelines require a Tier I risk-based capital ratio of 4.0 percent and a total risk-based capital ratio of 8.0 percent.

CAPITAL continued

The Corporation has an employee stock purchase plan and an employee stock option plan. Activity under these plans is described in Note 16 to the Consolidated Financial Statements. The transactions under these plans have not had a material effect on the Corporation's capital position.

ASSET QUALITY/PROVISION FOR LOAN LOSSES

Asset quality has been a major factor in the Corporation's ability to generate consistent profit improvement. The allowance for loan losses is maintained through the provision for loan losses, which is a charge against earnings. The amount provided for loan losses and the determination of the adequacy of the allowance are based on a continuous review of the loan portfolio, including an internally administered loan "watch" list and an independent loan review provided by an outside accounting firm. The evaluation takes into consideration identified credit problems, as well as the possibility of losses inherent in the loan portfolio that are not specifically identified. (See Critical Accounting Policies)

At December 31, 2002, non-performing loans totaled $23,318,000, an increase of $8,652,000, as noted in the table on the following page. This increase was primarily due to the addition of $8,122,000 in non-accrual loans and past due 90 days or more other than non-accruing loans related to the acquisition of Lafayette and the general downturn in the economy.

At December 31, 2002, impaired loans totaled $44,351,000, an increase of $23,190,000 from year end 2001. The increase was attributable to the addition of impaired loans totaling $14,677,000, related to the acquisition of Lafayette and several borrowers whose loans are considered impaired at December 31, 2002, but were not impaired at December 31, 2001. At December 31, 2002, an allowance for losses was not deemed necessary for impaired loans totaling $27,450,000, but an allowance of $7,299,000 was recorded for the remaining balance of impaired loans of $16,901,000 and is included in the Corporation's allowance for loan losses. The average balance of impaired loans for 2002 was $49,663,000.

At December 31, 2002, the allowance for loan losses was $22,417,000, an increase of $7,276,000 from year end 2001. As a percent of loans, the allowance was 1.11 percent at both December 31, 2002 and 2001.

The provision for loan losses in 2002 was $7,174,000, an increase of $3,598,000 from $3,576,000 in 2001. The Corporation's adequacy of the allowance for loan losses reflects increased non-performing loans, increased specific reserves and increased impaired loans, resulting in increased provision expense. Of the $3.6 million increase, approximately $900,000 is attributable to the provision for loan losses for Lafayette subsequent to its acquisition, with the remaining based on the regular ongoing evaluation of the loan portfolios of the Corporation's bank subsidiaries. Current non-performing and impaired loan balances indicate that some decline in loan asset quality has occurred, which management believes is a result of current economic conditions.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table summarizes the non-accrual, contractually past due 90 days or more other than non-accruing and restructured loans for the Corporation.

(dollars in thousands)	December 31, 2002	December 31, 2001
Non-accrual loans	$14,134	$ 6,327
Loans contractually past due 90 days or more other than non-accruing	6,676	4,828
Restructured loans	2,508	3,511
Total	$23,318	$14,666

The table below presents loan loss experience for the years indicated.

(Dollars in Thousands)	2002	2001	2000
Allowance for loan losses:			
Balance at January 1	$15,141	$12,454	$10,128
Chargeoffs	8,113	3,547	2,291
Recoveries	1,313	573	579
Net chargeoffs	6,800	2,974	1,712
Provision for loan losses	7,174	3,576	2,625
Allowance acquired in acquisitions	6,902	2,085	1,413
Balance at December 31	$22,417	$15,141	$12,454
Ratio of net chargeoffs during the period to average loans outstanding during the period	.37%	.23%	.16%

LIQUIDITY

Liquidity management is the process by which the Corporation ensures that adequate liquid funds are available for the Corporation and its subsidiaries. These funds are necessary in order for the Corporation and its subsidiaries to meet financial commitments on a timely basis. These commitments include withdrawals by depositors, funding credit obligations to borrowers, paying dividends to shareholders, paying operating expenses, funding capital expenditures, and maintaining deposit reserve requirements. Liquidity is monitored and closely managed by the asset/liability committees at each subsidiary and by the Corporation's asset/liability committee.

The liquidity of the Corporation is dependent upon the receipt of dividends from its bank subsidiaries, which are subject to certain regulatory limitations as explained in Note 14 to the consolidated financial statements, and access to other funding sources. Liquidity of the Corporation's bank subsidiaries is derived primarily from core deposit growth, principal payments received on loans, the sale and maturity of investment securities, net cash provided by operating activities, and access to other funding sources. The most stable source of liability-funded liquidity for both the long-term and short-term is deposit growth and retention in the core deposit base. In addition, the Corporation utilizes advances from the Federal Home Loan Bank ("FHLB") as a funding source. At December 31, 2002, total borrowings from the FHLB were $184,677,000. The Corporation's bank subsidiaries have pledged certain mortgage loans and certain investments to the FHLB. The total available remaining borrowing capacity from the FHLB at December 31, 2002, was $221,204,000. The principal source of asset-funded liquidity is investment securities classified as available-for-sale, the market values of which totaled

LIQUIDITY continued

$332,925,000 at December 31, 2002, an increase of $101,257,000 or 43.7% over 2001. Securities classified as held-to-maturity that are maturing within a short period of time can also be a source of liquidity. Securities classified as held-to-maturity and that are maturing in one year or less totaled $1,286,000 at December 31, 2002. In addition, other types of assets-such as cash and due from banks, federal funds sold and securities purchased under agreements to resell, and loans and interest-bearing deposits with other banks maturing within one year-are sources of liquidity.

In the normal course of business, the Corporation is a party to a number of other off-balance sheet activities that contain credit, market and operational risk that are not reflected in whole or in part in the Corporation's consolidated financial statements. Such activities include: traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt.

The Corporation provides customers with off-balance sheet credit support through loan commitments and standby letters of credit. Summarized credit-related financial instruments at December 31, 2002 are as follows:

(Dollars in thousands)	At December 31, 2002
Amounts of commitments:	
Loan commitments to extend credit	$ 312,146
Standby letters of credit	18,124
	$ 330,270

Since many of the commitments are expected to expire unused or be only partially used, the total amount of unused commitments in the preceding table does not necessarily represent future cash requirements.

In addition to owned banking facilities, the Corporation has entered into a number of long-term leasing arrangements to support the ongoing activities of the Corporation. The required payments under such commitments and long-term debt at December 31, 2002 are as follows:

(Dollars in thousands)	2002	2003	2004	2005	2006	2007 and after	Total
Operating leases	$ 967	$ 795	$ 533	$ 567	$ 345	$ 323	$ 3,530
Trust preferred securities						53,188	53,188
Long-term debt	81,588	32,382	27,750	20,403	10,495	101,653	274,271
Total	$82,555	$33,177	$28,283	$20,970	$10,840	$155,164	$330,989

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK

Asset/Liability Management has been an important factor in the Corporation's ability to record consistent earnings growth through periods of interest rate volatility and product deregulation. Management and the Board of Directors monitor the Corporation's liquidity and interest sensitivity positions at regular meetings to review how changes in interest rates may affect earnings. Decisions regarding investment and the pricing of loan

INTEREST SENSITIVITY AND DISCLOSURES ABOUT MARKET RISK continued

and deposit products are made after analysis of reports designed to measure liquidity, rate sensitivity, the Corporation's exposure to changes in net interest income given various rate scenarios and the economic and competitive environments.

It is the objective of the Corporation to monitor and manage risk exposure to net interest income caused by changes in interest rates. It is the goal of the Corporation's Asset/Liability function to provide optimum and stable net interest income. To accomplish this, management uses two asset liability tools. GAP/Interest Rate Sensitivity Reports and Net Interest Income Simulation Modeling are both constructed, presented and monitored quarterly.

Management believes that the Corporation's liquidity and interest sensitivity position at December 31, 2002, remained adequate to meet the Corporation's primary goal of achieving optimum interest margins while avoiding undue interest rate risk. The following table presents the Corporation's interest rate sensitivity analysis as of December 31, 2002.

INTEREST RATE SENSITIVITY ANALYSIS

(dollars in thousands)	At December 31, 2002				
	1-180 DAYS	181-365 DAYS	1-5 YEARS	BEYOND 5 YEARS	TOTAL
Rate-Sensitive Assets:					
Federal funds sold and interest-bearing deposits	$ 34,968				$ 34,968
Investment securities	27,765	$ 12,136	$ 85,429	$ 216,732	342,062
Loans	850,254	195,160	661,945	318,563	2,025,922
Federal Reserve and Federal Home Loan Bank stock	11,409				11,409
Total rate-sensitive assets	924,396	207,296	747,374	535,295	2,414,361
Rate-Sensitive Liabilities:					
Interest-bearing deposits	723,470	494,076	494,077	52,937	1,764,560
Securities sold under repurchase agreements	65,962		23,632		89,594
Other short-term borrowings	10,168				10,168
Federal Home Loan Bank advances	7,807	7,819	67,398	101,653	184,677
Trust preferred securities				53,188	53,188
Other borrowed funds	19,300				19,300
Total rate-sensitive liabilities	826,707	501,895	585,107	207,778	2,121,487
Interest rate sensitivity gap by period	$ 97,689	$ (294,599)	$ 162,267	$ 327,517	
Cumulative rate sensitivity gap	97,689	(196,910)	(34,643)	292,874	
Cumulative rate sensitivity gap ratio					
at December 31, 2002	111.8%	85.2%	98.2%	113.8%	
at December 31, 2001	135.4%	97.6%	109.7%	116.9%	

The Corporation had a cumulative negative gap of $196,910,000 in the one-year horizon at December 31, 2002, just over 7.4 percent of total assets. Net interest income at financial institutions with negative gaps tends to increase when rates decrease and decrease as interest rates increase.

The Corporation places its greatest credence in net interest income simulation modeling. The GAP/Interest Rate Sensitivity Report is believed by the Corporation's management to have two major shortfalls. The GAP/Interest Rate Sensitivity Report fails to precisely gauge how often an interest rate sensitive product reprices, nor is it able to measure the magnitude of potential future rate movements.

INTEREST RATE SENSITIVITY ANALYSIS continued

Net interest income simulation modeling, or earnings-at-risk, measures the sensitivity of net interest income to various interest rate movements. The Corporation's asset liability process monitors simulated net interest income under three separate interest rate scenarios; base, rising and falling. Estimated net interest income for each scenario is calculated over a 12-month horizon. The immediate and parallel changes to the base case scenario used in the model are presented below. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings of the Corporation.

The base scenario is highly dependent on numerous assumptions embedded in the model, including assumptions related to future interest rates. While the base sensitivity analysis incorporates management's best estimate of interest rate and balance sheet dynamics under various market rate movements, the actual behavior and resulting earnings impact will likely differ from that projected. For mortgage-related assets, the base simulation model captures the expected prepayment behavior under changing interest rate environments. Assumptions and methodologies regarding the interest rate or balance behavior of indeterminate maturity products, e.g., savings, money market, NOW and demand deposits reflect management's best estimate of expected future behavior.

The comparative rising and falling scenarios for the period ended December 31, 2003 assume further interest rate changes in addition to the base simulation discussed above. These changes are immediate and parallel changes to the base case scenario. In addition, total rate movements (beginning point minus ending point) to each of the various driver rates utilized by management in the base simulation for the period ended December 31, 2003 are as follows:

Driver Rates	RISING	FALLING
Prime	200 Basis Points	(50) Basis Points
Federal Funds	200	(50)
One-Year T-Bill	200	(20)
Two-Year T-Bill	200	(59)
Interest Checking	100	-
MMIA Savings	100	-
First Flex	100	(25)
CD's	200	(53)
FHLB Advances	200	(66)

Results for the base, rising and falling interest rate scenarios are listed below, based upon the Corporation's rate sensitive assets at December 31, 2002. The net interest income shown represents cumulative net interest income over a 12-month time horizon. Balance sheet assumptions used for the base scenario are the same for the rising and falling simulations.

	BASE	RISING	FALLING
Net Interest Income (dollars in thousands)	$105,138	$113,855	$ 98,793
Variance from base		$ 8,717	$ (6,345)
Percent of change from base		8.29%	(6.03)%

EARNING ASSETS

Earning assets increased $767.4 million during 2002. The table below reflects the earning asset mix for the years 2002 and 2001 (at December 31).

Loans grew by $666.0 million while investment securities increased by $101.7 million. The acquisition of Lafayette combined with increased loan demand resulted in a 49.0% increase in the Corporation's loan portfolio. In addition, the increase in investment securities was primarily a result of the acquisition of Lafayette.

EARNING ASSETS
(dollars in millions)

	December 31, 2002	December 31, 2001
Federal funds sold and interest-bearing time deposits	$ 35.0	$ 38.2
Securities available for sale	332.9	231.7
Securities held to maturity	9.1	8.7
Loans	2,025.9	1,359.9
Federal Reserve and Federal Home Loan Bank stock	11.4	8.4
Total	$2,414.3	$1,646.9

DEPOSITS AND BORROWINGS

The table below reflects the level of deposits and borrowed funds (Federal funds purchased, repurchase agreements, U.S. Treasury demand notes, Federal Home Loan Bank advances, trust preferred securities and other borrowed funds) based on year-end levels at December 31, 2002 and 2001.

As of December 31
(dollars in millions)

	DEPOSITS	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	OTHER SHORT-TERM BORROWINGS	FEDERAL HOME LOAN BANK ADVANCES	TRUST PREFERRED SECURITIES	OTHER BORROWED FUNDS
2002	$2,036.7	$89.6	$10.2	$184.7	$53.2	$19.3
2001	1,421.3	45.6	16.8	103.5		8.5

NET INTEREST INCOME

Net interest income is the primary source of the Corporation's earnings. It is a function of net interest margin and the level of average earning assets. The table below reflects the Corporation's asset yields, interest expense, and net interest income as a percent of average earning assets for the three-year period ending in 2002.

In 2002, asset yields decreased 97 basis points (FTE) and interest cost decreased 112 basis points, resulting in a 15 basis point (FTE) increase in net interest income. The Corporation aggressively repriced deposits downward in relation to market interest rates in an effort to mitigate declining asset yields resulting from a 4.5% decrease in the prime rate in 2001 and an additional 75 basis point decline in 2002.

(dollars in thousands)

	INTEREST INCOME (FTE) as a Percent of Average Earning Assets	INTEREST EXPENSE as a Percent of Average Earning Assets	NET INTEREST INCOME (FTE)as a Percent of Average Earning Assets	AVERAGE EARNING ASSETS	NET INTEREST INCOME On a Fully Taxable Equivalent Basis
2002	6.83%	2.44%	4.39%	$2,198,943	$96,599
2001	7.80	3.56	4.24	1,576,334	66,806
2000	8.19	4.16	4.03	1,453,795	58,619

Average earning assets include the average balance of securities classified as available for sale, computed based on the average of the historical amortized cost balances without the effects of the fair value adjustment.

OTHER INCOME

The Corporation has placed emphasis on the growth of non-interest income in recent years by offering a wide range of fee-based services. Fee schedules are regularly reviewed by a pricing committee to ensure that the products and services offered by the Corporation are priced to be competitive and profitable.

Other income in 2002 amounted to $27,077,000 or 46.0 percent higher than in 2001. The increase of $8,534,000 is primarily attributable to the following factors:

1. Service charges on deposit accounts increased $3,601,000 or 62.9 percent due to increased number of accounts, price adjustments and approximately $3,105,000 of additional service charge income related to the April 1, 2002 acquisition of Lafayette.

2. Net realized gains on sales of available-for-sale securities totaled $739,000 in 2002, while net realized losses on sales of available-for-sale securities totaled $(200,000) during 2001.

3. Revenues from fiduciary activities increased $829,000 or 15.3 percent due primarily to additional fees received related to the acquisition of Lafayette.

4. The Corporation sold its purchase money order business in September of 2002, resulting in a net gain on sale of $514,000.

5. Abstract, title insurance and other related income increased $910,000 in 2002, related to the January 1, 2002 acquisition of Delaware County Abstract Company, Inc. and Beebe & Smith Title Insurance Company, Inc.

6. Gains on sale of mortgage loans included in other income increase by $481,000, or 39.1 percent, due to increased mortgage volume. In addition, decreasing mortgage loan rates caused an increase in refinancing volume, which facilitated an increase in loan sales activity.

Other income in 2001 amounted to $18,543,000 or 11.5 percent higher than in 2000. The increase of $1,909,000 is primarily attributable to the following factors:

1. Service charges on deposit accounts increased $953,000, or 20.0 percent due to increased number of accounts and price adjustments.

2. Gains on sale of mortgage loans included in other income increased by $611,000, or 97.9 percent, due to increased mortgage volume. In addition, decreasing mortgage loan interest rates caused an increase in refinancing volume, which facilitated an increase in loan sales activity.

OTHER EXPENSES

Other expenses represent non-interest operating expenses of the Corporation. Other expenses in 2002 amounted to $71,009,000, an increase of 57.1 percent from the prior year, or $25,814,000.

The following factors account for most of the increase:

1. Salaries and benefit expense grew $14,439,000, or 58.4 percent, due to normal salary increases, staff additions and additional salary and benefit cost of $9,785,000 related to the April 1, 2002 acquisition of Lafayette.

2. Telephone expenses increased by $1,497,000 or 140.9%, due to additional telephone costs related to the acquisition of Lafayette. In addition, increased service contract charges related to greater usage of telephone lines, contributed to this increase.

3. Equipment expenses increased by $2,188,000 or 48.4%, primarily related to the April 1, 2002 acquisition of Lafayette.

4. Core deposit intangible amortization increased by $907,000, due to utilization of the purchase method of accounting for the Corporation related to the April 1, 2002 acquisition of Lafayette.

5. Data processing fees increased by $1,421,000, or 63.4 percent, primarily due to increases in processing expenses related to greater usage of debit/ATM cards by customers and increases in loans originated and processed during 2002.

6. Net occupancy expenses increased by $903,000 or 33.1%, primarily related to the April 1, 2002 acquisition of Lafayette.

Other expenses amounted to $45,195,000 in 2001, an increase of 12.8 percent from the prior year, or $5,112,000.

Three major areas account for most of the increase:

1. Salary and benefit expenses grew by $3,293,000, or 15.4 percent, due to normal salary increases, staff additions and additional salary cost related to the acquisition of Frances Slocum Bank and Trust Company.

2. Data processing fees increased by $507,000, or 29.2 percent, primarily due to increases in processing expenses related to greater usage of debit/ATM cards by customers and increases in loans originated and processed during the year.

3. Goodwill and core deposit amortization increased by $786,000, or 87.7 percent, due to utilization of the purchase method of accounting for the Corporation's June 1, 2000 acquisition of Decatur Bank and Trust Company and July 1, 2001 acquisition of Frances Slocum Bank and Trust Company.

INCOME TAXES

The increase in 2002 tax expense of $2,057,000 is attributable primarily to the acquisition of Lafayette and an increase in pre-tax income of $5,627,000. The increase in 2001 tax expenses of $1,956,000 is attributable primarily to a $4,225,000 increase in net pre-tax income. In addition, the effective tax rates for the periods ending December 31, 2002, 2001 and 2000 were 33.4%, 34.9% and 33.3%, respectively. The 150 basis point decrease is primarily a result of increases in tax exempt interest income and reduced state taxes, resulting from the effect of state income apportionment.

ACCOUNTING MATTERS

ACCOUNTING FOR A BUSINESS COMBINATION

Statement of Financial Accounting Standards ("SFAS") No. 141 requires that most all business combinations should be accounted for using the purchase method of accounting; use of the pooling method is prohibited.

This Statement requires that goodwill be initially recognized as an asset in the financial statement and measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. In addition, SFAS No. 141 requires all other intangibles, such as core deposit intangibles for a financial institution, to be identified.

The provisions of Statement No. 141 were effective for any business combination that was initiated after June 30, 2001.

ACCOUNTING FOR GOODWILL

Under the provisions of SFAS No. 142, goodwill should not be amortized but should be tested for impairment at the reporting unit level. Impairment test of goodwill should be done on an annual basis unless events or circumstances indicate impairment has occurred in the interim period. The annual impairment test can be performed at any time during the year as long as the measurement date is used consistently from year to year.

Impairment testing is a two step process, as outlined within the statement. If the fair value of goodwill is less than its carrying value, then the goodwill is deemed impaired and a loss recognized.

The Corporation adopted these new accounting rules on January 1, 2002. As a result, the Corporation will not amortize the goodwill it has recorded prior to June 30, 2001, but will make an annual assessment of any impairment in goodwill and, if necessary, recognize an impairment loss at that time. The Corporation had goodwill of $87,640,000 and $26,081,000 at December 31, 2002 and 2001, respectively. Had Statement No. 142 been applied retroactively, the reported 2001 and 2000 net income would have increased by $1,070,000 and $724,000, respectively. At December 31, 2002, no impairment loss was identified.

ACQUISITIONS OF CERTAIN FINANCIAL INSTITUTIONS

SFAS No. 147 became effective October 1, 2002. This standard requires any intangible assets previously recorded under SFAS No. 72 to be included in the scope of SFAS No.s 141 and 142. This standard has no immediate impact on the financial position and results of operations of the Corporation, as the Corporation did not have any recorded unidentified intangible assets or goodwill that had continued to be amortized.

ACCOUNTING FOR STOCK-BASED COMPENSATION-TRANSITION AND DISCLOSURE-AN AMENDMENT OF FASB STATEMENT NO. 123

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148. SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock Based Compensation" ("SFAS 123") and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation. Additionally, SFAS No. 148 amends the disclosure requirements of SFAS 123 to require disclosure in the significant accounting policy footnote of both annual and interim financial statements of the method of accounting for stock-based compensation and the related pro-forma disclosures when the intrinsic value method continues to be used. The statement is effective for fiscal years ending after December 15, 2002. Adoption of this statement did not have a material effect on the Corporation's financial position or results of operations.

INFLATION

Changing prices of goods, services and capital affect the financial position of every business enterprise. The level of market interest rates and the price of funds loaned or borrowed fluctuate due to changes in the rate of inflation and various other factors, including government monetary policy.

Fluctuating interest rates affect the Corporation's net interest income, loan volume and other operating expenses, such as employee salaries and benefits, reflecting the effects of escalating prices, as well as increased levels of operations and other factors. As the inflation rate increases, the purchasing power of the dollar decreases. Those holding fixed-rate monetary assets incur a loss, while those holding fixed-rate monetary liabilities enjoy a gain. The nature of a financial holding company's operations is such that there will generally be an excess of monetary assets over monetary liabilities, and, thus, a financial holding company will tend to suffer from an increase in the rate of inflation and benefit from a decrease.

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders and Board of Directors
First Merchants Corporation
Muncie, Indiana

We have audited the accompanying consolidated balance sheets of First Merchants Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Merchants Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Note 7, the Corporation changed its method of accounting for goodwill in 2002.

BKD, LLP

Indianapolis, Indiana
January 17, 2003

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2002	December 31, 2001
Assets		
Cash and due from banks	$ 87,638	$ 68,743
Federal funds sold	31,400	34,285
Cash and cash equivalents	119,038	103,028
Interest-bearing time deposits	3,568	3,871
Investment securities		
Available for sale	332,925	231,668
Held to maturity (fair value of $9,585 and $8,762)	9,137	8,654
Total investment securities	342,062	240,322
Mortgage loans held for sale	21,545	307
Loans, net of allowance for loan losses of $22,417 and $15,141	1,981,960	1,344,445
Premises and equipment	38,645	27,684
Federal Reserve and Federal Home Loan Bank stock	11,409	8,350
Interest receivable	17,346	12,024
Core deposit intangibles	19,577	6,096
Goodwill	87,640	26,081
Cash surrender value of life insurance	14,309	6,470
Other assets	21,588	8,357
Total assets	$ 2,678,687	$ 1,787,035
Liabilities		
Deposits		
Noninterest-bearing	$ 272,128	$ 186,987
Interest-bearing	1,764,560	1,234,264
Total deposits	2,036,688	1,421,251
Borrowings	356,927	174,404
Interest payable	6,019	5,488
Other liabilities	17,924	6,764
Total liabilities	2,417,558	1,607,907
COMMITMENTS AND CONTINGENT LIABILITIES		
Stockholders' equity		
Preferred stock, no-par value		
Authorized and unissued -- 500,000 shares		
Common stock, $.125 stated value		
Authorized -- 50,000,000 shares		
Issued and outstanding -- 16,322,748 and 13,303,822 shares	2,040	1,663
Additional paid-in capital	116,503	50,563
Retained earnings	138,110	124,304
Accumulated other comprehensive income	4,476	2,598
Total stockholders' equity	261,129	179,128
Total liabilities and stockholders' equity	$ 2,678,687	$ 1,787,035

See notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share data)	Year Ended December 31, 2002	2001	2000
Interest income			
Loans receivable			
Taxable	$129,279	$103,123	$ 95,798
Tax exempt	638	438	311
Investment securities			
Taxable	9,086	11,207	14,478
Tax exempt	6,190	4,103	4,587
Federal funds sold	557	899	666
Deposits with financial institutions	197	106	103
Federal Reserve and Federal Home Loan Bank stock	735	559	585
Total interest income	146,682	120,435	116,528
Interest expense			
Deposits	39,700	45,856	49,607
Securities sold under repurchase agreements	2,060	3,208	4,263
Federal Home Loan Bank advances	8,166	6,556	5,315
Trust preferred securities	3,324		
Other borrowings	509	454	1,361
Total interest expense	53,759	56,074	60,546
Net interest income	92,923	64,361	55,982
Provision for loan losses	7,174	3,576	2,625
Net interest income after provision for loan losses	85,749	60,785	53,357
Other income			
Fiduciary activities	6,258	5,429	4,972
Service charges on deposit accounts	9,330	5,729	4,776
Other customer fees	3,918	3,166	3,519
Net realized gains (losses) on sales of available-for-sale securities	739	(200)	(107)
Commission income	2,203	1,945	1,950
Other income	4,629	2,474	1,524
Total other income	27,077	18,543	16,634
Other expenses			
Salaries and employee benefits	39,150	24,711	21,418
Net occupancy expenses	3,632	2,729	2,471
Equipment expenses	6,709	4,521	4,299
Marketing expenses	1,495	1,072	1,010
Outside data processing fees	3,664	2,243	1,736
Printing and office supplies	1,597	1,143	1,144
Goodwill and core deposit amortization	2,589	1,682	896
Other expenses	12,173	7,094	7,109
Total other expenses	71,009	45,195	40,083
Income before income tax	41,817	34,133	29,908
Income tax expense	13,981	11,924	9,968
Net income	$ 27,836	$ 22,209	$ 19,940
Net income per share:			
Basic	$ 1.79	$ 1.71	$ 1.59
Diluted	1.77	1.69	1.58

See notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31, *(in thousands)*	2002	2001	2000
Net income	$ 27,836	$ 22,209	$ 19,940
Other comprehensive income, net of tax:			
Unrealized gains on securities available for sale:			
Unrealized holding gains arising during the period, net of income tax expense of $2,426, $1,848, $2,610	3,639	2,775	3,831
Less: Reclassification adjustment for gains (losses) included in net income, net of income tax (expense) benefit of $(296), $80, $43	443	(120)	(64)
Unrealized loss on pension minimum funding liability:			
Unrealized loss arising during the period, net of income tax benefit of $879	(1,318)		
	1,878	2,895	3,895
COMPREHENSIVE INCOME	$ 29,714	$ 25,104	$ 23,835

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
Balances, January 1, 2000	10,936,617	$ 1,367	$ 25,481	$ 103,640	$ (4,192)	$ 126,296
Net income for 2000				19,940		19,940
Cash dividends ($ .82 per share)				(10,331)		(10,331)
Other comprehensive income, net of tax					3,895	3,895
Stock issued under employee benefit plans	26,778	3	478			481
Stock issued under dividend reinvestment and stock purchase plan	35,611	5	806			811
Stock options exercised	33,906	4	506			510
Stock redeemed	(292,000)	(37)	(6,670)	(5)		(6,712)
Issuance of stock related to acquisition	870,957	109	21,068			21,177
Cash paid in lieu of fractional shares	(137)		(4)			(4)
Balances, December 31, 2000	11,611,732	1,451	41,665	113,244	(297)	156,063
Net income for 2001				22,209		22,209
Cash dividends ($.88 per share)				(11,127)		(11,127)
Other comprehensive income, net of tax					2,895	2,895
Stock issued under employee benefit plans	28,466	4	500			504
Stock issued under dividend reinvestment and stock purchase plan	35,348	4	799			803
Stock options exercised	19,627	2	223			225
Stock redeemed	(306,966)	(38)	(6,985)			(7,023)
Issuance of stock related to acquisition	677,972	85	14,516			14,601
Five percent (5%) stock dividend	604,128	76	(76)			
Cash paid in lieu of fractional shares				(22)		(22)
Balances, December 31, 2001	12,670,307	1,584	50,642	124,304	2,598	179,128
Net income for 2002				27,836		27,836
Cash dividends ($.90 per share)				(13,995)		(13,995)
Other comprehensive income, net of tax					1,878	1,878
Stock issued under employee benefit plans	35,613	4	654			658
Stock issued under dividend reinvestment and stock purchase plan	28,487	5	946			951
Stock options exercised	49,689	6	488			494
Stock redeemed	(148,405)	(20)	(4,313)			(4,333)
Issuance of stock related to acquisitions	2,912,869	364	68,183			68,547
Five percent (5%) stock dividend	774,188	97	(97)			
Cash paid in lieu of fractional shares				(35)		(35)
Balances, December 31, 2002	16,322,748	$ 2,040	$116,503	$ 138,110	$ 4,476	$ 261,129

See notes to consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)	Year Ended December 31, 2002	2001	2000
Operating activities:			
Net income	$ 27,836	$ 22,209	$ 19,940
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	7,174	3,576	2,625
Depreciation	4,273	2,984	3,198
Amortization of goodwill and intangibles	2,444	1,682	896
Deferred income tax	(503)	616	(767)
Securities amortization, net	573	8	72
Securities losses (gains), net	(739)	200	107
Loss (gain) on sale of premises and equipment	(7)	2	(105)
Mortgage loans originated for sale	(140,584)	(22,705)	(2,111)
Proceeds from sales of mortgage loans	126,905	22,398	2,172
Net change in			
Interest receivable	763	2,514	(825)
Interest payable	(1,318)	(1,727)	1,479
Other adjustments	(9,122)	(545)	3,104
Net cash provided by operating activities	17,695	31,212	29,785
Investing activities:			
Net change in interest-bearing deposits	10,729	(2,988)	1,330
Purchases of			
Securities available for sale	(182,511)	(34,500)	(11,437)
Securities held to maturity			
Proceeds from maturities of			
Securities available for sale	164,273	108,692	49,975
Securities held to maturity	4,307	3,612	5,617
Proceeds from sales of			
Securities available for sale	21,363	770	14,654
Net change in loans	(100,650)	(50,384)	(87,658)
Purchase of Federal Home Loan Bank stock	(715)	(592)	(712)
Purchases of premises and equipment	(4,854)	(2,438)	(4,409)
Proceeds from sale of fixed assets	75	37	449
Net cash received (paid) in acquisition	(12,532)	5,261	
Other investing activities			280
Net cash provided (used) by investing activities	(100,515)	27,470	(31,911)
Financing activities:			
Net change in			
Demand and savings deposits	34,818	55,640	772
Certificates of deposit and other time deposits	(26,662)	(72,940)	33,268
Repurchase agreements and other borrowings	7,893	506	(51,385)
Federal Home Loan Bank advances	77,900	60,930	199,396
Repayment of Federal Home Loan Bank advances	(32,047)	(50,613)	(181,510)
Trust preferred securities	53,188		
Cash dividends	(13,995)	(11,127)	(10,331)
Stock issued under employee benefit plans	658	504	481
Stock issued under dividend reinvestment and stock purchase plan	951	803	811
Stock options exercised	494	225	510
Stock redeemed	(4,333)	(7,023)	(6,712)
Cash paid in lieu of issuing fractional shares	(35)	(22)	(4)
Net cash provided (used) by financing activities	98,830	(23,117)	(14,704)
Net change in cash and cash equivalents	16,010	35,565	(16,830)
Cash and cash equivalents, beginning of year	103,028	67,463	84,293
Cash and cash equivalents, end of year	$ 119,038	$ 103,028	$ 67,463
Additional cash flows information:			
Interest paid	$ 53,228	$ 56,921	$ 58,810
Income tax paid	14,313	12,440	9,544

See notes to consolidated financial statements.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First Merchants Corporation ("Corporation"), and its wholly owned subsidiaries, First Merchants Bank, N.A. ("First Merchants"), Madison Community Bank ("Madison"), First United Bank ("First United"), The Randolph County Bank ("Randolph County"), Union County National Bank ("Union National"), First National Bank ("First National"), Decatur Bank and Trust Company ("Decatur"), Frances Slocum Bank & Trust Company ("Frances Slocum"), and Lafayette Bank and Trust Company ("Lafayette"), (collectively the "Banks"), First Merchants Insurance Services, Inc. ("FMIS"), First Merchants Reinsurance Company ("FMRC"), Indiana Title Insurance Company ("ITIC"), First Merchants Capital Trust I ("FMC Trust I"), First Merchants Capital Trust II ("FMC Trust II"), and First Merchants Capital Trust III ("FMC Trust III"), conform to generally accepted accounting principles and reporting practices followed by the banking industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation is a financial holding company whose principal activity is the ownership and management of the Banks and operates in a single significant business segment. First Merchants, Union National and First National operate under national bank charters and provide full banking services, including trust services. As national banks, First Merchants, First National and Union National are subject to the regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation ("FDIC"). Madison, First United, Randolph County, Decatur, Frances Slocum and Lafayette operate under state bank charters and provide full banking services, including trust services. As state banks, Madison, First United, Randolph County, Decatur, Frances Slocum and Lafayette are subject to the regulation of the Department of Financial Institutions, State of Indiana, and the FDIC.

The Banks generate commercial, mortgage, and consumer loans and receive deposits from customers located primarily in north-central and east-central Indiana and Butler County, Ohio. The Banks' loans are generally secured by specific items of collateral, including real property, consumer assets and business assets. Although the Banks have a diversified loan portfolio, a substantial portion of their debtors' ability to honor their contracts is dependent upon economic conditions in the automotive and agricultural industries.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

CONSOLIDATION

The consolidated financial statements include the accounts of the Corporation and all its subsidiaries, after elimination of all material intercompany transactions.

INVESTMENT SECURITIES-Debt securities are classified as held to maturity when the Corporation has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

LOANS HELD FOR SALE are carried at the lower of aggregate cost or market. Market is determined using the aggregate method. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income based on the difference between estimated sales proceeds and aggregate cost.

LOANS are carried at the principal amount outstanding. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. A loan is impaired when, based on current information or events, it is probable that the Banks will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. In applying the provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, the Corporation considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans, except for installment loans with add-on interest, for which a method that approximates the level yield method is used. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectable. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans.

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

ALLOWANCE FOR LOAN LOSSES is maintained to absorb losses inherent in the loan portfolio and is based on ongoing, quarterly assessments of the probable losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Corporation's methodology for assessing the appropriateness of the allowance consists of three key elements - the determination of the appropriate reserves for specifically identified loans, historical losses, and environmental or qualitative factors.

Specific allowances are established in those instances where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred. The loans that are reviewed for specific allowances are generally those internally classified as substandard, doubtful or loss, including nonaccrual loans, loans in the process of foreclosure and certain loans past due 90 days or more and still accruing interest. Additionally, management also specifically reviews any other loan with a significant loss exposure.

The Corporation's five-year average historical loss experience is used to estimate an appropriate allowance for those loans not individually reviewed. The historical loss experience is determined for each type of loan in the portfolio.

There are certain inherent risks in the Corporation's loan portfolio; accordingly, the Corporation includes certain environmental or qualitative factors in its determination of the adequacy of the allowance for loan losses. These factors include national and local economic conditions that could have an impact of the credit quality of the loan portfolio, lending policies and procedures, portfolio size and composition, delinquency and non-performing loan trends, lending management and staff, loan review systems and procedures, concentration of credit, among other factors. The evaluation of the inherent loss with respect to these factors is subject to a higher degree of uncertainty because they are not identified with specific credits.

(table dollar amounts in thousands, except share data)

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

PREMISES AND EQUIPMENT are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line and declining balance methods based on the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK are required investments for institutions that are members of the Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") systems. The required investment in the common stock is based on a predetermined formula.

INTANGIBLE ASSETS that are subject to amortization, including core deposit intangibles, are being amortized on both the straight-line and accelerated basis over periods ranging from 7 to 25 years. Intangible assets are periodically evaluated as to the recoverability of their carrying value.

GOODWILL is maintained by applying the provisions of SFAS No. 142, which was adopted by the Corporation on January 1, 2002. Goodwill is reviewed for impairment annually in accordance with this statement with any loss recognized through the income statement, at that time.

INCOME TAX in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Corporation files consolidated income tax returns with its subsidiaries.

STOCK OPTIONS are granted for a fixed number of shares to employees. At December 31, 2002, the Corporation has stock-based employee compensation plans, which are described more fully in Note 16. The Corporation's stock option plans are accounted for in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations. APB No. 25 requires compensation expense for stock options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of the grant. Accordingly, the Corporation recognized compensation expense of $23,000 in 2002, 2001 and 2000, related to specific grants in which the market price exceeded the exercise price. For all remaining grants, no stock-based employee compensation cost is reflected in net income, as options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date.

(table dollar amounts in thousands, except share data)

NOTE 1

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Year Ended December 31 2002	2001	2000
Net income, as reported	$27,836	$22,209	$19,940
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(1,006)	(498)	(125)
Pro forma net income	$26,830	$21,711	$19,815
Earnings per share:			
Basic - as reported	$ 1.79	$ 1.71	$ 1.59
Basic - pro forma	$ 1.72	$ 1.67	$ 1.58
Diluted - as reported	$ 1.77	$ 1.69	$ 1.58
Diluted - pro forma	$ 1.71	$ 1.66	$ 1.57

EARNINGS PER SHARE have been computed based upon the weighted average common and common equivalent shares outstanding during each year and have been restated to give effect to a five percent (5%) stock dividend on its shares of outstanding common stock distributed to stockholders on September 13, 2002.

NOTE 2

BUSINESS COMBINATIONS

Effective September 6, 2002, the Corporation acquired Stephenson Insurance Service, Inc., which was merged into FMIS, a wholly-owned subsidiary of the Corporation. The Corporation issued 36,276 shares of its common stock at a cost of $27.47 per share to complete the transaction. This acquisition was deemed to be an immaterial acquisition.

On August 28, 2002, the Corporation signed a definitive agreement to acquire CNBC Bancorp ("CNBC"), Columbus, Ohio. The acquisition will be accounted for under the purchase method of accounting. Under the terms of the agreement, the Corporation will exchange 1.01 shares of the Corporation's common stock or $29.57 in cash for each of the outstanding shares of CNBC. However, no more than $24,562,000 aggregate cash may be paid in the merger, and there may be allocations of stock to certain shareholders if this threshold is exceeded. The transaction is subject to approval by stockholders of CNBC, and appropriate regulatory agencies. The Corporation anticipates amortizing core deposit intangibles over ten years. As of December 31, 2002 CNBC had total assets and shareholders' equity of $331,741,000 and $24,265,000 respectively. To fund a portion of the cash consideration payable to the stockholders of CNBC, the Corporation will establish a wholly owned trust subsidiary that will issue and sell up to $25,000,000 in trust preferred securities of the Corporation. The preferred securities will have a 30 year maturity and a coupon rate based upon three-month LIBOR, plus 325 basis points, but LIBOR

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

shall not exceed 8.75% prior to the fifth anniversary of the closing date. The proceeds from the sale of the preferred securities will be loaned to the Corporation by the trust subsidiary in exchange for subordinated debentures with terms that are similar to the preferred securities and will be recorded as debt in the Corporation's consolidated financial statements. The subordinated debentures will be the sole asset of the trust subsidiary. Issuance costs will be amortized over the life of the preferred securities. The Corporation will guarantee the preferred securities and distributions.

On April 1, 2002, the Corporation acquired 100% of the outstanding stock of Lafayette Bancorporation, the holding company of Lafayette, which is located in Lafayette, Indiana. Lafayette is a state chartered bank with branches located in central Indiana. Lafayette Bancorporation was merged into the Corporation, and Lafayette maintained its state charter as a subsidiary of First Merchants Corporation. The Corporation issued approximately 2,911,712 shares of its common stock at a cost of $22.36 per share and approximately $50,867,000 in cash to complete the transaction. As a result of the acquisition, the Corporation has an opportunity to increase its customer base and continue to increase its market share. The purchase had a recorded acquisition price of $115,978,000, including goodwill of $57,893,000 none of which is deductible for tax purposes. Additionally, core deposit intangibles totaling $16,052,000 were recognized and will be amortized over 10 years using the 150% declining balance method.

The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of April 1, 2002. The purchase accounting adjustments are being amortized over the life of the respective asset or liability. Lafayette's results of operations are included in the Corporation's consolidated income statement beginning April 1, 2002. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Investments	$104,717
Loans	552,016
Premises and equipment	10,269
Core deposit intangibles	16,052
Goodwill	57,893
Other	64,074
Total assets acquired	805,021
Deposits	607,281
Other	81,762
Total liabilities acquired	689,043
Net assets acquired	$115,978

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the Lafayette merger had taken place at the beginning of each period.

	Year Ended December 31,	
	2002	2001
Net Interest Income	$ 98,855	$ 87,090
Net Income	28,016	28,504
Per share - combined:		
Basic Net Income	1.69	1.79
Diluted Net Income	1.68	1.78

Effective January 1, 2002, the Corporation acquired Delaware County Abstract Company, Inc. and Beebe & Smith Title Insurance Company, Inc., which were merged into ITIC, a wholly-owned subsidiary of the Corporation. The Corporation issued approximately 108,919 shares of its common stock at a cost of $22.38 per share to complete the transaction. ITIC's operations were subsequently contributed to Indiana Title Insurance Company, LLC in which the Corporation has a 52.12% ownership interest. This acquisition was deemed to be an immaterial acquisition.

On July 1, 2001, the Corporation acquired 100% of the outstanding stock of Francor Financial, Inc., the holding company of Frances Slocum. Frances Slocum is a state chartered bank with branches located in east-central Indiana. Francor Financial, Inc. was merged into the Corporation, and Frances Slocum maintained its state charter as a subsidiary of First Merchants Corporation. The Corporation issued 747,465 shares of its common stock at a cost of $20.51 per share and $14,490,985 in cash to complete the transaction. As a result of the acquisition, the Corporation has an opportunity to increase its customer base and continue to increase its market share. The purchase had a recorded acquisition price of $29,454,000, including goodwill of $7,907,000, none of which is deductible for tax purposes. Additionally, core deposit intangibles totaling $4,804,000 were recognized and will be amortized over 10 years using the 150% declining balance method.

The combination was accounted for under the purchase method of accounting. All assets and liabilities were recorded at their fair values as of July 1, 2001. The purchase accounting adjustments are being amortized over the life of the respective asset or liability. Francor Financial Inc.'s results of operations are included in the Corporation's consolidated income statement beginning July 1, 2001.

(table dollar amounts in thousands, except share data)

NOTE 2

BUSINESS COMBINATIONS continued

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Loans	$ 134,505
Premises and equipment	4,401
Core deposit intangibles	4,804
Goodwill	7,907
Other	34,581
Total assets acquired	186,198
Deposits	150,252
Other	6,492
Total liabilities acquired	156,744
Net assets acquired	$ 29,454

The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the Frances Slocum merger had taken place at the beginning of each period.

	Year Ended December 31,	
	2001	2000
Net Interest Income	$ 67,352	$ 62,296
Net Income	21,876	21,438
Per share - combined:		
Basic Net Income	1.63	1.62
Diluted Net Income	1.62	1.61

On May 31, 2000, the Corporation acquired Decatur Financial Inc., the holding company of Decatur. Decatur is a state chartered commercial bank with branches located in east-central Indiana. Decatur Financial Inc. was merged into the Corporation through the exchange of 960,230 shares of newly issued common stock and $12,355,000 of cash. The combination was accounted for under the purchase method of accounting. Decatur's' results of operations are included in the Corporation's consolidated income statement beginning June 1, 2000. The purchase resulted in core deposit intangibles of $2,046,000, which are being amortized over 10 years using 150% declining balance method. The purchase had a recorded acquisition price of $33,299,000, including goodwill of $17,040,000.

The purchase resulted in the Corporation recording net loans of $89,332,000, held to maturity and available for sale securities of $3,921,000 and $14,132,000 respectively, deposit liabilities of $107,056,000 and borrowings of $7,218,000. All assets and liabilities were recorded at fair values as of May 31, 2000. The purchase accounting adjustments are being amortized over the life of the respective asset or liability.

NOTE 2

BUSINESS COMBINATIONS continued

The following proforma disclosures, including the effect of the purchase accounting adjustments, depict the results of operations as though the Decatur merger had taken place at the beginning of the period.

	Year Ended December 31, 2000
Net Interest Income	$ 57,849
Net Income	$ 19,563
Net Income per share - combined:	
Basic	$ 1.48
Diluted	1.47

NOTE 3

RESTRICTION ON CASH AND DUE FROM BANKS

The Banks are required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002, was $33,371,000.

(table dollar amounts in thousands, except share data)

NOTE 4

INVESTMENT SECURITIES

	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Available for sale at December 31, 2002				
U.S. Treasury	$ 125			$ 125
Federal agencies	27,630	$ 814	$ 8	28,436
State and municipal	135,715	5,787	178	141,324
Mortgage-backed securities	117,724	2,448	54	120,118
Other asset-backed securities	1,000			1,000
Corporate obligations	12,101	465		12,566
Marketable equity securities	29,452	20	116	29,356
Total available for sale	323,747	9,534	356	332,925
Held to maturity at December 31, 2002				
State and municipal	9,013	448		9,461
Mortgage-backed securities	124			124
Total held to maturity	9,137	448		9,585
Total investment securities	$332,884	$ 9,982	$ 356	$342,510
Available for sale at December 31, 2001				
U.S. Treasury	$ 124			$ 124
Federal agencies	30,808	$ 767	$ 2	31,573
State and municipal	74,776	1,644	215	76,205
Mortgage-backed securities	100,811	1,710	1	102,520
Other asset-backed securities	10,116	167		10,283
Corporate obligations	3,498	116		3,614
Marketable equity securities	7,472		123	7,349
Total available for sale	227,605	4,404	341	231,668
Held to maturity at December 31, 2001				
State and municipal	8,426	166	58	8,534
Mortgage-backed securities	228			228
Total held to maturity	8,654	166	58	8,762
Total investment securities	$236,259	$ 4,570	$ 399	$240,430

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	AVAILABLE FOR SALE AMORTIZED COST	AVAILABLE FOR SALE FAIR VALUE	HELD TO MATURITY AMORTIZED COST	HELD TO MATURITY FAIR VALUE
Maturity distribution at December 31, 2002:				
Due in one year or less	$ 22,226	$ 22,627	$ 1,286	$ 1,310
Due after one through five years	67,198	70,148	4,857	5,120
Due after five through ten years	46,601	48,562	2,015	2,149
Due after ten years	39,546	41,114	855	882
	175,571	182,451	9,013	9,461
Mortgage-backed securities	117,724	120,118	124	124
Other asset-backed securities	1,000	1,000		
Marketable equity securities	29,452	29,356		
Totals	$323,747	$332,925	$ 9,137	$ 9,585

(table dollar amounts in thousands, except share data)

NOTE 4

INVESTMENT SECURITIES continued

Securities with a carrying value of approximately $136,269,000 and $106,476,000 were pledged at December 31, 2002 and 2001 to secure certain deposits and securities sold under repurchase agreements, and for other purposes as permitted or required by law.

In addition, all otherwise unpledged securities are pledged as collateral for Federal Home Loan Bank advances with qualified first mortgage loans.

Proceeds from sales of securities available for sale during 2002, 2001 and 2000 were $21,363,000, $770,000 and $14,654,000. Gross gains of $739,000 in 2002 and gross losses of $200,000 and $107,000 in 2001 and 2000, were realized on those sales.

NOTE 5

LOANS AND ALLOWANCE

	2002	2001
Loans at December 31:		
Commercial and industrial loans	$ 406,644	$ 301,962
Agricultural production financing and other loans to farmers	85,059	29,645
Real estate loans:		
Construction	133,896	58,316
Commercial and farmland	401,561	230,233
Residential	746,349	544,028
Individuals' loans for household and other personal expenditures	206,083	179,325
Tax-exempt loans	12,615	7,277
Other loans	12,170	8,800
	2,004,377	1,359,586
Allowance for loan losses	(22,417)	(15,141)
Total loans	$1,981,960	$1,344,445

	2002	2001	2000
Allowance for loan losses:			
Balance, January 1	$ 15,141	$ 12,454	$ 10,128
Allowance acquired in acquisitions	6,902	2,085	1,413
Provision for losses	7,174	3,576	2,625
Recoveries on loans	1,313	573	579
Loans charged off	(8,113)	(3,547)	(2,291)
Balance, December 31	$ 22,417	$ 15,141	$ 12,454

Information on nonaccruing, contractually past due 90 days or more other than nonaccruing and restructured loans is summarized below:	2002	2001	2000
At December 31:			
Non-accrual loans	$14,134	$ 6,327	$2,370
Loans contractually past due 90 days or more other than nonaccruing	6,676	4,828	2,483
Restructured loans	2,508	3,511	3,085

(table dollar amounts in thousands, except share data)

NOTE 5

LOANS AND ALLOWANCE continued

Nonaccruing loans are loans which are reclassified to a nonaccruing status when in management's judgment the collateral value and financial condition of the borrower do not justify accruing interest. Interest previously recorded, but not deemed collectible, is reversed and charged against current income. Interest income on these loans is then recognized when collected.

Restructured loans are loans for which the contractual interest rate has been reduced or other concessions are granted to the borrower, because of a deterioration in the financial condition of the borrower resulting in the inability of the borrower to meet the original contractual terms of the loans.

Information on impaired loans is summarized below:	2002	2001	2000
As of, and for the year ending December 31:			
Impaired loans with an allowance	$16,901	$10,381	$ 7,862
Impaired loans for which the discounted cash flows or collateral value exceeds the carrying value of the loan	27,450	10,780	6,977
Total impaired loans	$44,351	$21,161	$14,839
Total impaired loans as a percent of total loans	2.19%	1.56%	1.26%
Allowance for impaired loans (included in the Corporation's allowance for loan losses)	$ 7,299	$ 3,251	$ 2,253
Average balance of impaired loans	49,663	22,327	15,053
Interest income recognized on impaired loans	3,656	1,538	1,361
Cash basis interest included above	2,344	1,555	1,080

NOTE 6

PREMISES AND EQUIPMENT

	2002	2001
Cost at December 31:		
Land	$ 6,473	$ 5,626
Buildings and leasehold improvements	39,768	26,747
Equipment	34,898	26,127
Total cost	81,139	58,500
Accumulated depreciation and amortization	(42,494)	(30,816)
Net	$ 38,645	$ 27,684

The Corporation is committed under various noncancelable lease contracts for certain subsidiary office facilities. Total lease expense for 2002, 2001 and 2000 was $1,027,000, $771,000 and $515,000, respectively. The future minimum rental commitments required under the operating leases in effect at December 31, 2002, expiring at various dates through the year 2013 are as follows for the years ending December 31:

2003	$ 967
2004	795
2005	533
2006	567
2007	345
After 2007	323
Total future minimum obligations	$3,530

(table dollar amounts in thousands, except share data)

NOTE 7

GOODWILL

During 2002, the Corporation changed its method of accounting and financial reporting for goodwill and other intangible assets by adopting the provisions of SFAS No. 142. Had the new method been applied retroactively, the previously reported 2001 and 2000 net income would have increased by $1,070,000 and $724,000, respectively. No impairment loss was recorded in 2002.

NOTE 8

CORE DEPOSIT INTANGIBLES

The carrying basis and accumulated amortization of recognized core deposit intangibles at December 31 were:

	2002	2001
Gross carrying amount	$ 22,902	$ 6,850
Accumulated amortization	(3,325)	(754)
Core deposit intangibles	$ 19,577	$ 6,096

Amortization expense for the years ended December 31, 2002, 2001 and 2000, was $2,571,000, $612,000 and $142,000, respectively. Estimated amortization expense for each of the following five years is:

2003	$2,837
2004	2,764
2005	2,694
2006	2,625
2007	2,560

(table dollar amounts in thousands, except share data)

NOTE 9

DEPOSITS

	2002	2001
Deposits at December 31:		
Demand deposits	$ 594,961	$ 418,481
Savings deposits	567,186	366,084
Certificates and other time deposits of $100,000 or more	199,734	192,400
Other certificates and time deposits	674,807	444,286
Total deposits	$2,036,688	$1,421,251

Certificates and other time deposits maturing in years ending December 31:	
2003	$479,891
2004	209,698
2005	66,587
2006	44,210
2007	71,035
After 2007	3,120
	$874,541

NOTE 10

BORROWINGS

	2002	2001
Borrowings at December 31:		
Securities sold under repurchase agreements	$ 89,594	$ 45,632
Federal funds purchased		10,500
U. S. Treasury demand notes		6,273
Federal Home Loan Bank advances	184,677	103,499
Trust preferred securities	53,188	
Other borrowed funds	29,468	8,500
Total borrowings	$356,927	$174,404

Securities sold under repurchase agreements consist of obligations of the Banks to other parties. The obligations are secured by U.S. Treasury, Federal agency obligations and corporate asset-backed securities. The maximum amount of outstanding agreements at any month-end during 2002 and 2001 totaled $89,594,000 and $68,546,000, and the average of such agreements totaled $72,791,000 and $59,365,000.

(table dollar amounts in thousands, except share data)

NOTE 10

BORROWINGS continued

Maturities of Federal Home Loan Bank advances and securities sold under repurchase agreements as of December 31, 2002, are as follows:

	FEDERAL HOME LOAN BANK ADVANCES		SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	
	AMOUNT	WEIGHTED-AVERAGE INTEREST RATE	AMOUNT	WEIGHTED-AVERAGE INTEREST RATE
Maturities in years ending December 31:				
2003	$ 15,626	5.10%	$65,962	1.07%
2004	18,000	4.84	14,382	5.62
2005	18,500	4.65	9,250	5.64
2006	20,403	4.95		
2007	10,495	4.38		
After 2007	101,653	5.11		
Total	$184,677	4.98%	$89,594	2.28%

The terms of a security agreement with the FHLB require the Corporation to pledge, as collateral for advances, qualifying first mortgage loans and all otherwise unpledged investment securities in an amount equal to at least 160 percent of these advances. Advances are subject to restrictions or penalties in the event of prepayment.

On April 12, 2002, the Corporation and FMC Trust I (the "Trust") entered into an Underwriting Agreement with Stifel, Nicolaus & Company, Incorporated and RBC Dain Rauscher Inc. for themselves and as co-representatives for several other underwriters (the "Underwriting Agreement"). On April 17, 2002 and pursuant to the Underwriting Agreement, the Trust issued 1,850,000 8.75% Cumulative Trust Preferred Securities (liquidation amount $25 per Preferred Security) (the "Preferred Securities") with an aggregate liquidation value of $46,250,000. On April 23, 2002 and pursuant to the Underwriting Agreement, the Trust issued an additional 277,500 Preferred Securities with an aggregate liquidation value of $6,937,500 to cover over-allotments. The proceeds from the sale of the Preferred Securities were invested by the Trust in the Corporation's 8.75% Junior Subordinated Debentures due June 30, 2032 (the "Debentures"). The proceeds from the issuance of the Debentures were used by the Corporation to fund a portion of the cash consideration payable to the shareholders of Lafayette Bancorporation in connection with the acquisition of Lafayette. The Preferred Securities are recorded as borrowings in the Corporation's consolidated December 31, 2002, balance sheet. Issuance costs are being amortized over the life of the Preferred Securities. Distributions are paid quarterly on March 31, June 30, September 30 and December 31 of each year. The Debentures will mature and the Preferred Securities must be redeemed on June 30, 2032. The Trust has the option of shortening the maturity date to a date not earlier than June 30, 2007, requiring prior approval of the Board of Governors of the Federal Reserve System.

(table dollar amounts in thousands, except share data)

NOTE 10

BORROWINGS continued

At December 31, 2002, other borrowed funds included $19,300,000 of an unsecured revolving credit note payable to the Northern Trust Company with interest payable monthly based upon the Federal Funds Rate plus .875%. Principal and remaining interest are due on or before March 31, 2003. The total principal amount outstanding at any one time may not exceed $25,000,000.

NOTE 11

LOAN SERVICING

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The loans are serviced primarily for the Federal Home Loan Mortgage Corporation, and the unpaid balances totaled $48,773,000, $37,909,000 and $22,591,000 at December 31, 2002, 2001 and 2000. The amount of capitalized servicing assets is considered immaterial.

NOTE 12

INCOME TAX

	2002	2001	2000
Income tax expense for the year ended December 31:			
Currently payable:			
Federal	$ 11,869	$ 9,098	$ 9,236
State	2,615	2,210	1,499
Deferred:			
Federal	(446)	406	(715)
State	(57)	210	(52)
Total income tax expense	$ 13,981	$ 11,924	$ 9,968
Reconciliation of federal statutory to actual tax expense:			
Federal statutory income tax at 34%	$ 14,085	$ 11,539	$ 10,169
Tax-exempt interest	(2,006)	(1,319)	(1,308)
Graduated tax rates	355	312	299
Effect of state income taxes	1,613	1,597	941
Other	(66)	(205)	(133)
Actual tax expense	$ 13,981	$ 11,924	$ 9,968

(table dollar amounts in thousands, except share data)

NOTE 12

INCOME TAX continued

Tax expense (benefit) applicable to security gains and losses for the years ended December 31, 2002, 2001 and 2000, was $296,000, ($80,000) and $(43,000), respectively.

A cumulative net deferred tax asset (liability) is included in the consolidated balance sheets. The components of the asset (liability) are as follows:

	2002	2001
Deferred tax asset at December 31:		
Assets:		
Differences in accounting for loan losses	*$ 8,820*	*$5,103*
Deferred compensation	1,949	1,069
Other	157	268
Total assets	*10,926*	*6,440*
Liabilities:		
Differences in depreciation methods	1,058	838
Differences in accounting for loans and securities	7,072	2,137
Differences in accounting for loan fees	383	436
Differences in accounting for pensions and other employee benefits	86	315
State income tax	57	115
Net unrealized gain on securities available for sale	2,513	1,464
Other	1,040	756
Total liabilities	12,209	6,061
Net deferred tax asset (liability)	$(1,283)	$ 379

NOTE 13

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making such commitments as they do for instruments that are included in the consolidated balance sheets.

Financial instruments whose contract amount represents credit risk as of December 31, were as follows:

	2002	2001
Commitments to extend credit	$312,146	$199,656
Standby letters of credit	18,124	9,806

(table dollar amounts in thousands, except share data)

NOTE 13

COMMITMENTS AND CONTINGENT LIABILITIES continued

Commitments to extend credit are agreements to lend to a customer, as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party.

The Corporation and subsidiaries are also subject to claims and lawsuits, which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Corporation.

NOTE 14

STOCKHOLDERS' EQUITY

National and state banking laws restrict the maximum amount of dividends that a bank may pay in any calendar year. National and state banks are limited to the bank's retained net income (as defined) for the current year plus those for the previous two years. At December 31, 2002, First United, Union National, Decatur and Frances Slocum, had no retained net profits available for 2003 dividends to the Corporation without prior regulatory approval. The amount at December 31, 2002, available for 2003 dividends from First Merchants, Madison, Randolph County, First National and Lafayette to the Corporation totaled $6,279,000, $758,000, $903,000, $962,000 and $6,245,000, respectively.

Total stockholders' equity for all subsidiaries at December 31, 2002, was $320,320,000, of which $300,073,000 was restricted from dividend distribution to the Corporation.

The Corporation has a Dividend Reinvestment and Stock Purchase Plan, enabling stockholders to elect to have their cash dividends on all shares held automatically reinvested in additional shares of the Corporation's common stock. In addition, stockholders may elect to make optional cash payments up to an aggregate of $2,500 per quarter for the purchase of additional shares of common stock. The stock is credited to participant accounts at fair market value. Dividends are reinvested on a quarterly basis. At December 31,

(table dollar amounts in thousands, except share data)

NOTE 14

STOCKHOLDERS' EQUITY continued

2002, there were 337,020 shares of common stock reserved for purchase under the plan.

On August 13, 2002, the Board of Directors of the Corporation declared a five percent (5%) stock dividend on its outstanding common shares. The new shares were distributed on September 13, 2002, to holders of record on August 30, 2002.

On August 14, 2001, the Board of Directors of the Corporation declared a five percent (5%) stock dividend on its outstanding common shares. The new shares were distributed on September 24, 2001, to holders of record on September 3, 2001.

NOTE 15

REGULATORY CAPITAL

The Corporation and Banks are subject to various regulatory capital requirements administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Tier 1 capital, and Tier 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of a bank in any of the undercapitalized categories can result in actions by regulators that could have a material effect on a bank's operations.

At December 31, 2002, the management of the Corporation believes that it meets all capital adequacy requirements to which it is subject. The most recent notifications from the regulatory agencies categorized the Corporation and Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain a minimum total capital to risk-weighted assets, Tier I capital to risk-weighted assets and Tier I capital to average assets of 10 percent, 6 percent and 5 percent, respectively. There have been no conditions or events since that notification that management believes have changed this categorization.

(table dollar amounts in thousands, except share data)

NOTE 15

REGULATORY CAPITAL continued

Actual and required capital amounts and ratios are listed below.

	2002				2001			
	ACTUAL		REQUIRED FOR ADEQUATE CAPITAL (1)		ACTUAL		REQUIRED FOR ADEQUATE CAPITAL (1)	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
December 31								
Total Capital (1)(to risk-weighted assets)								
Consolidated	$224,967	11.17%	$161,087	8.00%	$159,315	11.75%	$108,514	8.00%
First Merchants	69,424	11.69	47,493	8.00	70,562	11.69	48,281	8.00
Madison	21,040	11.45	14,706	8.00	19,329	11.61	13,320	8.00
First United	7,429	12.97	4,581	8.00	8,245	13.17	5,009	8.00
Randolph County	7,616	11.27	5,407	8.00	7,009	11.97	4,684	8.00
Union County	16,636	12.35	10,778	8.00	17,897	13.50	10,606	8.00
First National	10,211	11.37	7,182	8.00	10,387	12.34	6,731	8.00
Decatur	11,462	11.77	7,789	8.00	11,871	14.41	6,588	8.00
Frances Slocum	16,259	11.68	11,132	8.00	13,634	10.25	10,638	8.00
Lafayette	67,912	11.00	49,387	8.00				
Tier I Capital (1)(to risk-weighted assets)								
Consolidated	$202,550	10.06%	$ 80,543	4.00%	$144,174	10.63%	$ 54,257	4.00%
First Merchants	63,776	10.74	23,746	4.00	64,817	10.74	24,140	4.00
Madison	18,978	10.32	7,353	4.00	17,852	10.72	6,660	4.00
First United	6,713	11.72	2,290	4.00	7,546	12.05	2,504	4.00
Randolph County	6,771	10.02	2,703	4.00	6,277	10.72	2,342	4.00
Union County	15,202	11.28	5,389	4.00	16,332	12.32	5,303	4.00
First National	9,324	10.39	3,591	4.00	9,389	11.16	3,366	4.00
Decatur	10,242	10.52	3,895	4.00	10,834	13.16	3,294	4.00
Frances Slocum	14,510	10.43	5,566	4.00	12,007	9.03	5,319	4.00
Lafayette	61,111	9.90	24,694	4.00				
Tier I Capital (1) (to average assets)								
Consolidated	$202,550	7.92%	$102,309	4.00%	$144,174	8.70%	$ 66,298	4.00%
First Merchants	63,776	8.14	31,327	4.00	64,817	8.17	31,737	4.00
Madison	18,978	8.47	8,959	4.00	17,852	8.24	8,667	4.00
First United	6,713	8.32	3,226	4.00	7,546	9.52	3,171	4.00
Randolph County	6,771	7.64	3,546	4.00	6,277	7.73	3,250	4.00
Union County	15,202	7.38	8,239	4.00	16,332	7.94	8,227	4.00
First National	9,324	8.20	4,547	4.00	9,389	7.93	4,736	4.00
Decatur	10,242	7.66	5,350	4.00	10,834	8.40	5,159	4.00
Frances Slocum	14,510	8.37	6,933	4.00	12,007	7.05	6,809	4.00
Lafayette	61,111	7.93	30,813	4.00				

(1) as defined by regulatory agencies

NOTE 16

EMPLOYEE BENEFIT PLANS

The Corporation's defined-benefit pension plans cover substantially all of the Corporation's employees. The benefits are based primarily on years of service and employees' pay near retirement. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

The table below sets forth the plans' funded status and amounts recognized in the consolidated balance sheets at December 31:

	December 31 2002	2001
Change in benefit obligation		
Benefit obligation at beginning of year	$ 20,172	$ 16,953
Obligation acquired in acquisition	17,712	
Service cost	2,007	926
Interest cost	2,470	1,269
Actuarial loss	3,971	2,048
Benefits paid	(1,614)	(1,024)
Benefit obligation at end of year	44,718	20,172
Change in plan assets		
Fair value of plan assets at beginning of year	20,638	23,967
Fair value of plan assets acquired in acquisition	15,507	
Actual loss on plan assets	(2,881)	(2,305)
Benefits paid	(1,614)	(1,024)
Fair value of plan assets at end of year	31,650	20,638
Funded (unfunded) status	(13,068)	466
Unrecognized net actuarial loss	12,940	442
Unrecognized prior service cost	1,986	(107)
Unrecognized transition asset	(329)	(69)
Prepaid benefit cost	1,529	732
Additional pension liability	(3,810)	
Net minimum liability	$ (2,281)	$ 732
Amounts recognized in the balance sheets consist of:		
Prepaid benefit cost	$ 1,529	$ 732
Additional pension liability	(3,810)	
Intangible asset	1,613	
Deferred taxes	879	
Accumulated other comprehensive loss	1,318	
Net amount recognized	$ 1,529	$ 732

	2002	2001	2000
Pension cost (benefit) includes the following components:(1)			
Service cost-benefits earned during the year	$ 1,770	$ 926	$ 714
Interest cost on projected benefit obligation	2,202	1,269	1,181
Actual (return) loss on plan assets	2,654	2,305	(2,570)
Net amortization and deferral	(5,674)	(4,858)	160
Total pension cost (benefit)	$ 952	$ (358)	$ (515)

(1) Lafayette components are included beginning as of April 1, 2002.

	2002	2001	2000
Assumptions used in the accounting as of December 31 were:			
Discount rate	6.75%	7.11%	7.70%
Rate of increase in compensation	4.00%	4.00%	4.00%
Expected long-term rate of return on assets	8.14%	9.00%	9.00%

The 1994 Stock Option Plan reserved 520,931 shares of Corporation common stock for the granting of options to certain employees and non-employee directors. The exercise price of the shares may not be less than the fair market value of the shares upon the grant of the option. Options become 100 percent vested when granted and are fully exercisable generally six months after the date of the grant, for a period of ten years. There were no shares available for grant.

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

The 1999 Long-term Equity Incentive Plan reserved 1,323,000 shares of Corporation common stock for the granting of options to certain employees and non-employee directors. The maximum number of options granted in any given year cannot exceed 1.5% of the shares outstanding at the end of the prior fiscal year. Options, which have a ten year life, become 100 percent vested ranging from six month to two years and are fully exercisable when vested. There were 939,484 shares available for grant at December 31, 2002.

The table below is a summary of the status of the Corporation's stock option plans and changes in those plans as of and for the years ended December 31, 2002, 2001 and 2000. The number of shares and prices have been restated to give effect to the Corporation's 2002 stock dividend.

Year Ended December 31,	2002		2001		2000	
OPTIONS	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding, beginning of year	734,111	$ 18.81	626,943	$ 17.99	626,529	$ 17.74
Granted	158,819	28.19	136,503	20.69	142,168	19.32
Exercised	(68,131)	13.38	(25,449)	10.30	(52,812)	14.64
Cancelled	(22,339)	23.29	(3,886)	20.84	(88,942)	20.26
Outstanding, end of year	802,460	$ 21.01	734,111	$ 18.81	626,943	$ 17.99
Options exercisable at year end	542,627		494,962		493,128	
Weighted-average fair value of options granted during the year		$ 7.84		$ 6.00		$ 4.97

As of December 31, 2002, other information by exercise price range for options outstanding and exercisable is as follows:

	OUTSTANDING			EXERCISABLE	
EXERCISE PRICE RANGE	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
$ 0.00 - $19.19	329,799	$16.61	4.7 years	328,563	$16.67
20.55 - 26.04	310,001	21.92	7.2 years	201,168	22.57
26.60 - 28.64	162,660	28.20	9.2 years	12,896	27.61
	802,460	$21.01	6.5 years	542,627	$19.11

Although the Corporation has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Corporation had accounted for its employee stock options under that Statement.

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

	2002	2001	2000
Risk-free interest rates........	4.78%	5.32%	6.01%
Dividend yields.................	3.63%	3.59%	3.38%
Volatility factors of expected market price common stock...	31.02%	30.95%	22.86%
Weighted-average expected life of the options	8.50 years	8.50 years	8.50 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this statement are shown in Note 1 to the consolidated financial statements.

The 1999 Employee Stock Purchase Plan enables eligible employees to purchase the Corporation's common stock. A total of 275,625 shares of the Corporation's common stock were initially reserved for issuance pursuant to the plan. The price of the stock to be paid by the employees is determined by the Corporation's compensation committee, but may not be less than 85 percent of the lesser of the fair market value of the Corporation's common stock at the beginning or at the end of the offering period. Common stock purchases are made annually and are paid through advance payroll deductions of up to 20 percent of eligible compensation. Participants under the plan purchased 37,394 shares in 2002 at $17.61 per share. The fair value on the purchase date was $28.28.

(table dollar amounts in thousands, except share data)

NOTE 16

EMPLOYEE BENEFIT PLANS continued

At December 31, 2002, there were 195,217 shares of Corporation common stock reserved for purchase under the plan, and $453,000 has been withheld from compensation, plus interest, toward the purchase of shares after June 30, 2003, the end of the annual offering period.

The Corporation's Employee Stock Purchase Plan is accounted for in accordance with APB No. 25. Although the Corporation has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Corporation had accounted for the purchased shares under that statement. The pro forma disclosures are included in Note 1 to the consolidated financial statements and were estimated using an option pricing model with the following assumptions for 2002, 2001 and 2000, respectively: dividend yield of 3.63, 3.59, and 3.38 percent; an expected life of one year for all years; expected volatility of 31.02, 30.95, and 22.86 percent; and risk-free interest rates of 4.78, 5.32 and 6.01 percent. The fair value of those purchase rights granted in 2002, 2001 and 2000 was $10.65, $5.36 and $3.82 respectively.

The Corporation maintains retirement savings 401(k) plans in which substantially all employees may participate. The Corporation matches employees' contributions at the rate of 25 to 50 percent for the first 4 to 6 percent of base salary contributed by participants. The Corporations' expense for the plans was $315,000 for 2002, $190,000 for 2001 and $182,000 for 2000.

NOTE 17

NET INCOME PER SHARE

Year Ended December 31,	2002			2001			2000		
	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT	INCOME	WEIGHTED-AVERAGE SHARES	PER SHARE AMOUNT
Basic net income per share:									
Net income available to common stockholders	$27,836	15,585,512	$1.79	$22,209	13,019,984	$1.71	$19,940	12,504,930	$1.59
Effect of dilutive stock options..		131,146			93,811			86,960	
Diluted net income per share:									
Net income available to common stockholders and assumed conversions	$27,836	15,716,658	$1.77	$22,209	13,113,795	$1.69	$19,940	12,591,890	$1.58

Options to purchase 154,483, 117,625 and 228,708 shares of common stock with weighted average exercise prices of $27.24, $24.76, and $22.62 at December 31, 2002, 2001 and 2000 were excluded from the computation of diluted net income per share because the options exercise price was greater than the average market price of the common stock.

NOTE 18

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS The fair value of cash and cash equivalents approximates carrying value.

INTEREST-BEARING TIME DEPOSITS The fair value of interest-bearing time deposits approximates carrying value.

INVESTMENT SECURITIES Fair values are based on quoted market prices.

MORTGAGE LOANS HELD FOR SALE The fair value of mortgages held for sale approximates carrying values.

LOANS For both short-term loans and variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FEDERAL RESERVE AND FEDERAL HOME LOAN BANK STOCK The fair value of FRB and FHLB stock is based on the price at which it may be resold to the FRB and FHLB.

INTEREST RECEIVABLE/PAYABLE The fair values of interest receivable/payable approximate carrying values.

CASH SURRENDER VALUE OF LIFE INSURANCE The fair value of cash surrender value of life insurance approximates carrying value.

DEPOSITS The fair values of noninterest-bearing demand accounts, interest-bearing demand accounts and savings deposits are equal to the amount payable on demand at the balance sheet date. The carrying amounts for variable rate, fixed-term certificates of deposit approximate their fair values at the balance sheet date. Fair values for fixed-rate certificates of deposit and other time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

(table dollar amounts in thousands, except share data)

NOTE 18

FAIR VALUES OF FINANCIAL INSTRUMENTS continued

FEDERAL FUNDS PURCHASED, U.S. TREASURY DEMAND NOTES AND OTHER BORROWED FUNDS

These financial instruments are short-term borrowing arrangements. The rates at December 31, approximate market rates, thus the fair value approximates carrying value.

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, FEDERAL HOME LOAN BANK ADVANCES AND TRUST PREFERRED SECURITIES

The fair value of the these borrowings is estimated using a discounted cash flow calculation, based on current rates for similar debt.

OFF-BALANCE SHEET COMMITMENTS

Loan commitments and letters-of-credit generally have short-term, variable-rate features and contain clauses which limit the Banks' exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

The estimated fair values of the Corporation's financial instruments are as follows:

	2002		2001	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Assets at December 31:				
Cash and cash equivalents	$ 119,038	$ 119,038	$ 103,028	$ 103,028
Interest-bearing time deposits	3,568	3,568	3,871	3,871
Investment securities available for sale	332,925	332,925	231,668	231,668
Investment securities held to maturity	9,137	9,585	8,654	8,762
Mortgage loans held for sale	21,545	21,545	307	307
Loans	1,981,960	2,008,189	1,344,445	1,386,515
FRB and FHLB stock	11,409	11,409	8,350	8,350
Interest receivable	17,346	17,346	12,024	12,024
Cash surrender of life insurance	14,309	14,309	6,470	6,470
Liabilities at December 31:				
Deposits	2,036,688	2,063,474	1,421,251	1,448,336
Borrowings:				
Securities sold under repurchase agreements	89,594	90,138	45,632	45,939
Federal funds purchased			10,500	10,500
U.S. Treasury demand notes			6,273	6,273
FHLB advances	184,677	196,244	103,499	105,955
Trust preferred securities	53,188	57,655		
Other borrowed funds	29,468	29,468	8,500	8,500
Interest payable	6,019	6,019	5,488	5,488

(table dollar amounts in thousands, except share data)

NOTE 19

CONDENSED FINANCIAL INFORMATION (parent company only)

Presented below is condensed financial information as to financial position, results of operations, and cash flows of the Corporation:

CONDENSED BALANCE SHEET

	December 31, 2002	2001
Assets		
Cash	$ 4,404	$ 3,041
Investment securities available for sale	3,500	3,500
Investment in subsidiaries	320,309	180,423
Goodwill	448	448
Other assets	12,265	1,396
Total assets	$340,926	$188,808
Liabilities		
Borrowings	$ 74,132	$ 8,500
Other liabilities	5,665	1,180
Total liabilities	79,797	9,680
Stockholders' equity	261,129	179,128
Total liabilities and stockholders' equity	$340,926	$188,808

CONDENSED STATEMENT OF INCOME

	2002	December 31, 2001	2000
Income			
Dividends from subsidiaries	$ 22,720	$ 20,245	$ 71,705
Administrative services fees	6,580	4,133	
Other income	535	269	174
Total income	29,835	24,647	71,879
Expenses			
Amortization of core deposit intangibles, goodwill, and fair value adjustments	28	66	50
Interest expense	3,858	88	788
Salaries and employee benefits	7,641	4,767	185
Net occupancy expenses	1,527	1,002	11
Equipment expenses	1,447	898	18
Telephone expenses	1,543	547	
Other expenses	2,767	1,003	581
Total expenses	18,811	8,371	1,633
Income before income tax benefit and equity in undistributed income of subsidiaries	11,024	16,276	70,246
Income tax benefit	4,336	1,567	496
Income before equity in undistributed income of subsidiaries	15,360	17,843	70,742
Equity in undistributed (distributions in excess of) income of subsidiaries	12,476	4,366	(50,802)
Net Income	$ 27,836	$ 22,209	$ 19,940

(table dollar amounts in thousands, except share data)

NOTE 19

CONDENSED FINANCIAL INFORMATION (parent company only)

CONDENSED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
Operating activities:			
Net income	$ 27,836	$ 22,209	$ 19,940
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization	28	66	50
Distributions in excess of (equity in undistributed) income of subsidiaries	(12,476)	(4,366)	50,802
Net change in:			
Other assets	(6,892)	(1,274)	(36)
Other liabilities	4,430	(842)	1,270
Net cash provided by operating activities	12,926	15,793	72,026
Investing activities:			
Net change in loans			2,350
Purchase of securities available for sale		(3,500)	
Proceeds from sales of securities available for sale			
Investment in subsidiary	(51,135)	(14,296)	(14,159)
Net cash used by investing activities	(51,135)	(17,796)	(11,809)
Financing activities:			
Cash dividends	(13,995)	(11,127)	(10,331)
Borrowing from affiliates			13,000
Repayment of borrowings from affiliates			(45,000)
Borrowings	55,832	8,500	
Stock issued under employee benefit plans	658	504	481
Stock issued under dividend reinvestment and stock purchase plan	951	803	811
Stock options exercised	494	225	510
Stock redeemed	(4,333)	(7,023)	(6,712)
Cash paid in lieu of issuing fractional shares	(35)	(22)	(4)
Net cash provided (used) by financing activities	39,572	(8,140)	(47,245)
Net change in cash	1,363	(10,143)	12,972
Cash, beginning of year	3,041	13,184	212
Cash, end of year	$ 4,404	$ 3,041	$ 13,184

NOTE 20

QUARTERLY RESULTS OF OPERATIONS (unaudited)

The following table sets forth certain quarterly results for the years ended December 31, 2002 and 2001:

QUARTER ENDED	INTEREST INCOME	INTEREST EXPENSE	NET INTEREST INCOME	PROVISION FOR LOAN LOSSES	NET INCOME	AVERAGE SHARES OUTSTANDING BASIC	AVERAGE SHARES OUTSTANDING DILUTED	NET INCOME PER SHARE BASIC	NET INCOME PER SHARE DILUTED
2002:									
March	$ 27,591	$ 10,213	$ 17,378	$ 1,192	$ 5,479	13,417,284	13,531,873	$ .41	$ .41
June	39,678	14,596	25,082	1,284	7,940	16,306,998	16,472,869	.49	.48
September	40,148	14,820	25,328	1,821	7,827	16,265,998	16,404,150	.49	.48
December	39,265	14,130	25,135	2,877	6,590	16,312,476	16,411,523	.40	.40
	$ 146,682	$ 53,759	$ 92,923	$ 7,174	$ 27,836	15,585,512	15,716,658	$1.79	$1.77
2001:									
March	$ 30,088	$ 15,399	$ 14,689	$ 653	$ 5,106	12,786,906	12,875,153	$ .40	$ .40
June	29,267	13,997	15,270	695	5,574	12,626,115	12,710,432	.44	.44
September	31,558	14,296	17,262	1,023	6,020	13,346,954	13,444,218	.45	.44
December	29,522	12,382	17,140	1,205	5,509	13,310,613	13,421,575	.42	.41
	$ 120,435	$ 56,074	$ 64,361	$ 3,576	$ 22,209	13,019,984	13,113,795	$1.71	$1.69

NOTE 21

SUBSEQUENT EVENT

Effective January 1, 2003, the Corporation formed Merchants Trust Company, National Association ("MTC"), a wholly-owned subsidiary of the Corporation, through a capital contribution totaling approximately $2,038,000. On January 1, 2003, MTC purchased the trust operations of First Merchants, First National and Lafayette for a fair value acquisition price of $20,687,000. MTC unites the trust and asset management services of all affiliate banks of the Corporation. All intercompany transactions related to this purchase by MTC will be eliminated in the consolidated financial statements of the Corporation.

STOCKHOLDER INFORMATION

First Merchants Corporation is a financial holding company headquartered in Muncie, Indiana. It was organized in September, 1982, as the bank holding company for Merchants National Bank of Muncie, now First Merchants Bank, National Association. Since its organization, First Merchants Corporation has grown to include nine affiliate banks with 69 locations in 18 Indiana counties and one Ohio county, a multi-line insurance agency, a title insurance company and a trust company.

Subsidiaries of the Corporation include First Merchants Bank, National Association in Delaware and Hamilton Counties, The Madison Community Bank in Madison County, First United Bank in Henry County, The Union County National Bank of Liberty (with offices in Union, Fayette, Wayne and Oxford (OH) Counties), The Randolph County Bank, The First National Bank of Portland in Jay County, Decatur Bank & Trust Company in Adams County, Frances Slocum Bank and Trust Company (with offices in Wabash, Howard and Miami Counties) and Lafayette Bank and Trust Company (with offices in Carroll, Jasper, White and Tippecanoe Counties). The Corporation also operates First Merchants Insurance Services, a full-service property casualty, personal lines, and healthcare insurer, headquartered in Muncie, Indiana, and is a majority owner of the Indiana Title Insurance Company, LLC, a title insurance agency.

Effective January 1, 2003, First Merchants Corporation formed Merchants Trust Company, National Association. This unites the trust and asset management services of all affiliate banks of the Corporation and represents one of the largest trust companies in the state of Indiana, with assets in excess of $1.3 billion. Merchants Trust Company provides a full range of trust and investment services for individuals, families, businesses, and not-for-profit organizations. In addition, Merchants Trust Company specializes in turn-key retirement plans, including pension plans, profit sharing, 401(k) and 403(b) plans, cross-tested plans, and cash balance plans.

First Merchants Corporation is one of only two Indiana-based companies listed among America's Finest Companies, an investment guide published by The Staton Institute. First Merchants continues to receive an A+ rating from Standard & Poor's for its common stock (NASDAQ symbol FRME) and Blue Ribbon status for all affiliate banks from independent bank-rating service Veribanc. At the end of 2002, First Merchants Corporation has accomplished 27 years of consecutive increased earnings.

First Merchants Corporation's operating philosophy is to be client focused, value driven, plan disciplined, and managed for achievers from both an employee and shareholder perspective.

Corporate Office
200 East Jackson Street
Muncie, Indiana 47305

765-747-1500
http://wwww.firstmerchants.com

ANNUAL MEETING, STOCK PRICE & DIVIDEND INFORMATION

First Merchants Corporation currently provides services through 69 offices located in Adams, Delaware, Carroll, Fayette, Hamilton, Henry, Howard, Boone, Jasper, Jay, Madison, Miami, Wabash, Wayne, White, Randolph, Tippecanoe and Union counties in Indiana and Butler County in Ohio.

The 2003 Annual Meeting of Stockholders
of First Merchants Corporation
will be held...

Thursday, April 10, 2003 at 3:30 p.m.

Horizon Convention Center
401 South High Street
Muncie, Indiana

STOCK INFORMATION

	PRICE PER SHARE					
QUARTER	*HIGH*		*LOW*		*DIVIDENDS DECLARED(1)*	
	2002	2001	2002	2001	2002	2001
First Quarter	$ 25.76	$ 22.90	$ 20.95	$ 18.99	$ .22	$ .22
Second Quarter	28.71	21.70	24.29	19.72	.22	.22
Third Quarter	28.75	23.57	21.43	19.96	.23	.22
Fourth Quarter	25.47	23.78	21.66	21.57	.23	.22

(1)The Liquidity section of Management's Discussion & Analysis of Financial Condition and Results of Operations and Note 14 to Consolidated Financial Statements include discussions regarding dividend restrictions from the bank subsidiaries to the Corporation.

The table above lists per share prices and dividend payments during 2002 and 2001. Prices are as reported by the National Association of Securities Dealers. Automated Quotation - National Market System.

Numbers rounded to nearest cent when applicable.

COMMON STOCK LISTING & MARKET MAKERS

COMMON STOCK LISTING

First Merchants Corporation common stock is traded over-the-counter on the NASDAQ National Market System. Quotations are carried in many daily papers. The NASDAQ symbol is FRME (Cusip #320817-10-9). At the close of business on January 31, 2003, the number of shares outstanding was 16,323,429. There were 2,890 stockholders of record on that date.

General stockholder inquiries

Stockholders and interested investors may obtain information about the Corporation upon written request or by calling:

Mr. Brian Edwards
Shareholder Relations Officer
First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792
765-741-7278
1-800-262-4261 Ext. 7278
Stock transfer agent and registrar
American Stock Transfer & Trust Company
59 Maiden Lane, 1st Floor
New York, NY 10038

MARKET MAKERS

The following firms make a market in First Merchants Corporation stock:

First Tennessee Securities
Geduld, LLC
Keefe, Bruyette & Woods, Inc.
Knight Securities, L.P.
Herzog, Heine, Geduld, Inc.
Howe Barnes Investments, Inc.
Sandler O'Neill & Partners
NatCity Investments, Inc.
RBC Capital Markets
Spear, Leeds, & Kellog
Stifel, Nicolaus & Company, Inc.

FORM 10-K AND FINANCIAL INFORMATION

FORM 10-K AND FINANCIAL INFORMATION

First Merchants Corporation, upon request and without charge, will furnish stockholders, security analysts and investors a copy of Form 10-K filed with the Securities and Exchange Commission.

The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the commission, including the Corporation; that address is http://www.sec.gov

Please contact:
Mr. Mark Hardwick
Senior Vice President
and Chief Financial Officer

First Merchants Corporation
P. O. Box 792
Muncie, Indiana 47308-0792

765-751-1857
1-800-262-4261 Ext. 1857


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First Merchants Corporation

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First Merchants Corporation

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www.firstmerchants.com